2/22

07027460

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Antisense Therapeutics

*CURRENT ADDRESS

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**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34841   FISCAL YEAR 6-30-07

* Complete for initial submissions only ** Please note name and address changes

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OCT 23 2007
THOMSON FINANCIAL

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2007 OCT 22 P 12:54

antisense
THERAPEUTICS

ARIS
6-30-07

ANNUAL REPORT 2007


from discovery to therapy

CONTENTS

OPERATIONS REPORT

OVERVIEW OF COMPANY'S ACTIVITIES

During the period under review, the following key events were announced by the Company:

> Halfway mark reached for enrolment of patients into the Phase IIa clinical trial of ATL1102 in Multiple Sclerosis

> ATL1102 European and Japanese patents granted

> Successful raising of $2.07M in a share placement to overseas institutional investors

> Extension of drug discovery and development collaboration with Isis Pharmaceuticals Inc. ('Isis')

> ATL1103 for growth and sight disorders compound progressed towards clinical development

Mission

Antisense Therapeutics' ('the Company') mission is to create, develop and commercialise novel antisense therapeutics. The Company's research and development activities are focused on developing antisense drugs for diseases where there is a significant and acknowledged unmet medical need and where the antisense technology has the potential to provide compounds with clear competitive advantages over existing therapies or drugs in development for those diseases.

Antisense Technology

Proteins play a central role in virtually every aspect of human biology. Each of our genes is a set of instructions for the manufacture inside the cell of a particular unique protein. Conventional pharmaceutical drugs typically bring about their desired therapeutic effect by binding to a target protein directly, to interfere with the action of the disease causing protein.

Antisense drugs, unlike conventional small-molecule medicines, are rationally designed to bind to target messenger RNA with extraordinary precision and thereby block or stop the production of the disease causing protein in the first instance.

Antisense drugs have the potential to treat a wide range of conditions including autoimmune, inflammatory, infectious, metabolic and cardiovascular diseases as well as cancer.

Overall Operating Strategy

Antisense Therapeutics' strategy is:

> to create candidate antisense drugs for diseases where there are large and/or poorly met markets;

> to out-source pre-clinical and clinical testing of the candidate drugs to expert contractors; and

> to commercialise the drugs that are shown to be successful through licensing deals or other partnerships with major pharmaceutical companies.

The Company's business model of outsourcing pre-clinical and clinical testing minimises infrastructure and overhead costs. The Company works with contractors and consultants on a worldwide basis in order to gain access to the best possible expertise in each area of the Company's research and development operations. These outsourcing activities are closely controlled by the Company's management, which has extensive experience in the research and clinical development of pharmaceutical products.

Isis Strategic Partnership

A fundamental element of the Antisense Therapeutics strategy is its access to state of the art antisense technology derived from its strategic partnership with Isis. Isis is an acknowledged world leader in the field of antisense. Isis currently has one antisense drug on the market and 17 antisense products in development. Isis has several partnerships with major pharmaceutical companies, including drug development collaborations with Ely Lilly & Co and, as recently reported, Bristol-Myers Squibb.

The collaboration agreement with Isis provides Antisense Therapeutics with access to Isis's antisense intellectual property, drug discovery technology and development expertise to develop and commercialise antisense drugs.



DISCOVERY *compounds with potential to treat a wide range of human diseases*

PROJECTS UPDATE

ATL1102 for Multiple Sclerosis

ATL1102 is a second generation antisense inhibitor of CD49d, a subunit of VLA-4 (Very Late Antigen-4), and is currently in Phase IIa clinical trials as a treatment for MS. In inflammation, white blood cells (leukocytes) move out of the bloodstream into the inflamed tissue, for example, the Central Nervous System (CNS) in MS, and the lung airways in asthma. The inhibition of VLA-4 may prevent white blood cells from entering sites of inflammation, thereby halting progression of the disease. VLA-4 is a clinically validated target in the treatment of MS. Antisense inhibition of VLA-4 has demonstrated positive effects in a number of animal models of inflammatory disease including MS, the MS animal data having been published in a peer reviewed scientific journal.



Prof Volker Limroth, Principal Investigator of ATL1102 Phase IIa Clinical Trial at Investigator's Meeting in Russia.

WHAT IS MULTIPLE SCLEROSIS?

Multiple Sclerosis (MS) is a life-long, chronic disease that progressively destroys the central nervous system (CNS). It affects approximately 400,000 people in North America and the current market for MS drugs is estimated at more than USD$5 billion. It is a disease that affects more women than men, with onset typically occurring between 20 and 40 years of age. Symptoms of MS may include vision problems, loss of balance, numbness, difficulty walking and paralysis. In Australia MS affects over 15,000 people and worldwide MS may affect more than one million people.

Progress

As previously reported, the Company is currently conducting a Phase IIa clinical trial of ATL1102 in patients with relapsing remitting multiple sclerosis (MS). The study, a multi-centre, randomised, double-blinded, placebo-controlled clinical trial in approximately 80 patients with relapsing-remitting MS will assess the activity and safety of the drug in MS patients.

The Company announced in October 2006 that it was establishing additional clinical trial sites in Europe for the Phase IIa trial to address the slower than expected rate of patient recruitment and that it would also modify the patient enrolment criteria in order to further aid recruitment into the trial. The Company made submissions to relevant regulatory authorities in certain Central Eastern European (CEE) countries and in January this year announced that it received approval to start the trial in 3 countries (Bulgaria, Slovak Republic, and Romania). At the same time the Company announced that it had dosed its first patient in a CEE country.

In June this year, the Company announced that it had successfully enrolled 40 patients into the trial, which is half of the patients anticipated for the trial. The Company also confirmed that it had received approval in 6 countries (Poland, Czech Republic, Bulgaria, Romania, Slovak Republic and Germany) to conduct the Phase IIa trial.

In the period, the Company also reported positive results from animal experiments which provide further support for the potential of VLA-4 antisense inhibition to treat MS and other autoimmune diseases. In these animal studies conducted by Antisense Therapeutics, treatment with a VLA-4 antisense drug caused a significant increase in total leucocyte count. Increasing levels of circulating leucocytes in the blood is regarded as a valid biological marker for a VLA-4 targeting drug's pharmacological activity. Another key observation from these experiments was that treatment with the antisense drug significantly inhibited VLA-4 on relevant leucocytes (lymphocytes). Importantly, the compound's effect was shown to be maintained for one month after the final dose. This extended duration of effect has been observed with other 2nd generation antisense compounds and suggests the potential for less frequent (e.g., once monthly), and therefore more convenient dosing of these agents in patients.



Beate Karow (Technical Assistant) Neuropharmacology Lab at University Hospital, Essen, Germany.

Patent Status

Antisense Therapeutics has an exclusive license to the Isis Patent Family, International application PCT/US99/18796, covering ATL1102, methods of reducing integrin alpha 4 expression and methods of treatment of disease including MS and asthma using ATL1102.

The international application entitled "Antisense modulation of integrin alpha 4 expression" filed on 19 August 1999 claims priority from US application 09/166 203 filed 5 October 1998.

In the period the Company announced that the European Patent Office had granted a patent No 1123414 entitled "Antisense Modulation of Integrin alpha 4 expression" which covers ATL1102 until 2019. The European patent application has been registered in the United Kingdom, Germany, France, Italy, Spain, Denmark, Finland, Netherlands and Sweden.

Also in the period, the Company advised that the Japanese Patent Office had granted a patent No.: 3834204 entitled "Antisense modulation of integrin 4 expression" which also covers Antisense Therapeutics lead compound ATL1102 until 2019.

These granted patents exclusively licensed to the Company by Isis, form part of the extensive portfolio of intellectual property protecting ATL1102 and its applications in the treatment of multiple sclerosis (MS), asthma and other diseases. These include granted patents in the US, Japan and Australia and a patent pending in Canada. In Europe and Australia, claims to ATL1102 can be extended to 2024 once the drug is registered.

Country	Patent application/ or Patent No.	Current Status	Expiry	Comments
USA	US 5968 826	Patent granted	2018 **	
USA	US 6258 790	Patent granted	2018	Filed as a continuation in part of 09/166 203
International	PCT/US99/18796	National Phase applications		
Japan	2000-574727	Patent granted	2019	
Japan	2006-000258	Awaiting examination	2019	Filed as a continuation of 2000-574727
Europe	EP 99942290.0	Patent granted	2019 *	
Canada	2,345,209	Awaiting examination	2019	
Australia	Au 759938	Patent granted	2019 *	

* ATL1102 is protected by the above patents to 2019 with potential for extensions to the patent term to 2024.

** ATL1102 is also protected internationally by other Isis proprietary antisense technology patents and applications, to which Antisense Therapeutics has world-wide license including US7015315 to 2023.



MS effects mainly women with the onset of symptoms occurring most often between the ages of 20 and 40

ATL1103 FOR GROWTH AND SIGHT DISORDERS

ATL1103 is a second generation antisense drug designed to block growth hormone receptor (GHr) expression thereby reducing levels of the hormone insulin-like growth factor-I (IGF-I) in the blood and is a potential treatment for diseases associated with excessive growth hormone action. These diseases include acromegaly (an abnormal growth disorder of organs, face, hands and feet) and diabetic retinopathy. The latter disorder is a common disease of the eye and a major cause of blindness. Acromegalic patients are known to have significantly higher blood IGF-I levels than healthy individuals. Reduction of these levels to normal is accepted by clinical authorities as the primary marker of an effective drug treatment for the disease. In the case of diabetic retinopathy, published clinical studies have shown that treatments producing a reduction in IGF-I levels retarded the progression of the disease in patients.

Progress

In animal study results previously reported by the Company, ATL1103 demonstrated its intended therapeutic action by significantly reducing IGF-I levels in the blood. Suppression of IGF-I in the blood is an important indicator of clinical benefit in the treatment of acromegaly and diabetic retinopathy. In a primate study, monkeys were injected with ATL1103 over a 6 week period. IGF-I levels were suppressed by 35% relative to placebo, a level of effect, which if achieved in humans, would be expected to provide potential therapeutic benefit.

ATL1103 has also demonstrated its intended therapeutic action in an animal model of retinopathy by significantly reducing retinal neovascularisation (the growth of abnormal new blood vessels). In the human disease, these new abnormal blood vessels break and bleed into the eye leading to scarring within the eye and, in turn, blindness if not treated.

WHAT IS ACROMEGALY AND DIABETIC RETINOPATHY?

Acromegaly is a serious chronic life threatening disease triggered by excess secretion of growth hormone (GH) by benign pituitary tumours. Oversupply of GH over stimulates liver, fat and kidney cells, through their GH receptors, to produce excess levels of Insulin-Like Growth Factor-I (IGF-I) in the blood manifesting in abnormal growth of the face, hands and feet, and enlargement of body organs including liver, kidney and heart. The primary treatments for acromegaly are to surgically remove the pituitary gland and/or drug therapy to normalize GH and serum IGF-I levels. In North America, Europe and Japan there are approximately 40,000 diagnosed acromegaly patients with about half requiring drug therapy. In 2004, the total acromegaly market was valued at US$780M and forecast to grow with the introduction of newer and more effective medications.

Diabetic retinopathy is one of the leading causes of vision loss. Over 5 million Americans aged 18 and older are affected by diabetic retinopathy. Around 12,000-24,000 patients with diabetic retinopathy lose their eyesight each year in the US alone. This condition is caused by abnormal new blood vessel formation in the retina or macula (the central part of the retina). In diabetes, high blood glucose can cause oxygen deprivation in certain tissues, which can stimulate factors that induce additional blood vessels in the retina. These new blood vessels may break and bleed into the eye leading to scarring within the eye. Surgical ablative treatments such as photocoagulation (laser therapy) are available but are not completely effective, may cause partial vision loss, and can only be used a limited number of times. There is presently no pharmaceutical therapeutic approved for the treatment of diabetic retinopathy.

In the period the Company announced its intention to progress ATL1103 towards clinical development and that sufficient quantities of the drug were to be manufactured for pre-clinical safety and initial human clinical trials which would then be formulated into injectable product to be used in the requisite pre-clinical toxicology studies.

Patent Status

Antisense Therapeutics and Isis have lodged an international application PCT/US2004/005896 covering ATL1103 and methods of reducing serum IGF-1 and GHr expression and methods of treatment of diseases including acromegaly and retinopathy.

The international application entitled, "Modulation of Growth Hormone Receptor Expression & insulin like growth factor expression" filed 27 February 2004 claims priority from US 60/451,455 and 60/490,230 filed 28 February 2003 and 25 July 2003 respectively.

We have entered this application into the National Phase in Australia, Canada, Europe, Japan, New Zealand and the United States. Two further US patent applications US2004253723 and US 2005282761 have also been lodged.

Country	Patent application or Patent No.	Current Status	Expiry	Comments
US	US 10/789,526 US 2004253723	Pending	2023	
US	US 10/927,466 US 2005282761	Awaiting Examination	2023	Filed as a continuation in part of US 10/789526
International	PCT/US2004/005896	National Phase applications		
Australia	2004217508	Awaiting Examination	2024 *	
Canada	2517,101	Awaiting Examination	2024	
Europe	04715642.7	Awaiting Examination	2024 *	Designates all member states of European patent countries including all extension states.
Japan	100089705 2006-5088751	Awaiting examination	2024	
New Zealand	542,595	Awaiting Examination	2024	
USA	10,547,239	Awaiting examination	2024	

* ATL1103 is protected by the above patent applications to 2024 with potential for extensions to the patent term to 2029.

ATL1102 FOR ASTHMA

The Company has previously reported encouraging results achieved in an animal model of asthma with the inhaled form of an antisense compound targeting the VLA-4 molecule. Experimental studies showed that the delivery of an antisense drug against VLA-4 via inhalation to the lung significantly suppressed the key asthma indicators in allergen sensitised mice at very low inhaled doses, pointing to the potential new indication for ATL1102 as an inhaled treatment for asthma.

The existing data package that has been developed to date on ATL1102 for MS (an injection formulation), including some animal toxicology studies and Phase I human studies, will support the clinical development of ATL1102 as an inhaled drug in patients with asthma.

The Company's decision to move this compound into development will depend on the availability of funds and/or the potential interest from partners to in-license this drug based on the pre-clinical and clinical data generated to date.

Patent Status

Antisense Therapeutics have lodged International patent application PCT AU 2005/001634 for low dose & inhaled ATL1102 for use in asthma and other respiratory conditions.

The international application entitled "Topical administrations of antisense compounds to VLA-4 for the treatment of respiratory conditions" filed on 20 October 2005 claims priority from US applications US 60/620,792 and US 60/648,820 filed 20 October 2004 and 31 January 2005 respectively.

We have entered this application into the National Phase in the United States, Japan, Europe, Canada, New Zealand and Australia.

Country	Patent application or Patent No.	Current Status	Expiry	Comments
International	PCT AU 2005/001634	National Phase applications		
USA	US 11/666,001	Awaiting Examination	2025	
Japan	JP 2007-535071	Awaiting Examination	2025	
Europe	EP 05857292.6	Awaiting Examination	2025	Designates all member states of European patent countries including all extension states.
Canada	CA TBA	Awaiting Examination	2025	
New Zealand	NZ 554277	Awaiting Examination	2025	
Australia	AU 2005327506	Awaiting examination	2025	

ATL1102 low dose inhaled applications are potentially protected to 2025 for use in asthma and other respiratory conditions.

ISIS COLLABORATION

During the year the Company announced that it and Isis had agreed to extend their drug discovery and development collaboration for a further two years.

The original collaboration agreement which commenced in December 2001 allowed Antisense Therapeutics to select, test and assess new antisense compounds for a variety of diseases and potential commercial markets. The intent of this agreement and its extension is to add new products to Antisense Therapeutics current drug development pipeline. The collaboration agreement facilitates Antisense Therapeutics holding world-wide exclusive licenses to any of those drugs which it ultimately decides to develop and commercialise.

ANTISENSE TECHNOLOGY DEVELOPMENTS

In the period Isis announced that it has obtained positive new results from Phase II clinical trials of its 2nd generation antisense drug, ISIS 301012 for the reduction of atherogenic lipids, in particular high LDL cholesterol and triglycerides.

Isis have reported that studies continue to demonstrate a strong safety profile for ISIS 301012.

The 2nd generation antisense compounds developed by Isis all share the same basic chemistry which means their pharmacokinetics (the way they are distributed and retained in the body) and their safety profiles are similar. The compounds are also manufactured, formulated and administered in the same way.

The results reported by Isis on ISIS 301012 provide important further validation of the successful clinical application of 2nd generation antisense drugs such as those currently being developed by Antisense Therapeutics.

CAPITAL RAISING

The Company received subscriptions through a private placement to 2 overseas institutions for the issue of 69,000,000 ordinary shares in Antisense Therapeutics at 3 cents per share to raise $2.07 million.

RETIREMENT AND APPOINTMENT OF NON-EXECUTIVE DIRECTORS

The Board of Directors of Antisense Therapeutics accepted the retirement of Dr. Stanley Crooke as Non-Executive Director of the Company and concurrently appointed Dr. C. Frank Bennett, Senior Vice President of Research at Isis as a Non-Executive Director to fill the vacancy created by Dr. Crooke's departure on 31 July 2006.

FINANCIAL POSITION

As stated in the Balance Sheet the Company's current cash reserves as at 30 June 2007 are $7.6 million and are expected to be sufficient to fund the completion of the ATL1102 Phase IIa clinical trial. In relation to the proposed use of funds described above, it should be recognised that there will typically be differences between the forecast and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

BIOTECHNOLOGY COMPANIES – INHERENT RISKS

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development or may infringe intellectual property rights of other parties, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Antisense Therapeutics are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This Annual Financial Report may contain forward-looking statements regarding the potential of the Company's projects and interests and the development of the Company's projects and interests and the development and therapeutic potential of the Company's research and development projects. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising drugs that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report.

As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the Company's research and development program referred to in this Directors' Report and in the Company's 'Operations Report' as contained in this Annual Financial Report for the period ended 30 June 2007.

DEVELOPMENT *hundreds of patients now treated with 2nd generation antisense drugs in multiple clinical trials*



DIRECTORS' REPORT

The board of directors of Antisense Therapeutics Limited ('the Company') present their report for the year ended 30 June 2007.

DIRECTORS

The following persons were directors of the Company during the whole of the financial year and up to the date of this report, unless stated otherwise:

Mr Robert W Moses
Mr Mark Diamond
Dr Chris Belyea
Dr Frank Bennett (appointed 31/07/06)
Prof. Graham Mitchell
Prof. George Werther
Dr Stanley Crooke (retired 31/07/06)

COMPANY SECRETARY

Mr Phillip Hains has served as the Company's company secretary and chief financial officer since 9 November 2006. Mr Hains is a Chartered Accountant operating a specialist public practice, 'The CFO Solution'. The CFO Solution focuses on providing back office support, financial reporting and compliance systems for listed public companies. A specialist in the public company environment, Mr Hains has served the needs of a number of company boards and their related committees. He has over 20 years' experience in providing businesses with accounting, administration, compliance and general management services.

Ms Kathryn Andrews served as the Company's company secretary from 20 June 2006 to 9 November 2006. Ms Andrews is a Certified Practising Accountant and has over 20 years experience in accounting, commercial management and consulting in various roles predominately in the mining and resources sectors. Ms Andrews joined the Company as chief financial officer in September 2002 and continued in that role until 9 November 2006.

PRINCIPAL ACTIVITIES

The principal activity of the Company is to create, develop and commercialise novel antisense pharmaceuticals.

REVIEW AND RESULTS OF OPERATIONS

The loss of the Company after providing for income tax amounted to $4,835,963. For further detail, refer to the 'Operations Report' on pages 2 to 11.

DIVIDENDS

The directors did not pay any dividends during the financial year. The directors do not recommend the payment of a dividend in respect of the 2007 financial year.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

In the opinion of the directors, there were no significant changes in the state of affairs of the Company during the financial year under review not otherwise disclosed elsewhere in this Annual Report.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The likely developments in the Company's operations, to the extent that such matters can be commented upon, are covered in the 'Operations Report' on pages 2 to 11.

OPERATING AND FINANCIAL REVIEW

During the period under review, the following key events were announced by the Company:

> Halfway mark reached for enrolment of patients into the Phase IIa clinical trial of ATL1102 in Multiple Sclerosis

> ATL1102 European and Japanese patents granted

> Successful raising of $2.07M in a share placement to overseas institutional investors

> Extension of drug discovery and development collaboration with Isis Pharmaceuticals Inc. (Isis)

> ATL1103 for growth and sight disorders compound progressed towards clinical development

Results

The loss of the Company after income tax for the financial year was $4,835,963 (2006: $5,462,401). This result has been achieved after fully expensing all research and development costs. The loss for the financial year reflects a decrease in research and development expenses – amortisation of intellectual property because the intangible assets were fully amortised at December 2006. The Company has no borrowings and at 30 June 2007 had cash reserves of $7,596,588.

The 'Operations Report' on pages 2 to 11 provides further details regarding the progress made by the Company since the prior financial period, which have contributed to its results for the year.

Financial condition

Antisense Therapeutics Limited's current cash reserves are expected to be sufficient to fund planned activities.

In relation to the proposed use of funds described above and below, it should be recognised that there will typically be differences between the forecast and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

Risk management

The board is responsible for overseeing the establishment and implementation of the risk management system, and is to review and assess the effectiveness of the Company's implementation of that system on a regular basis.

The board and senior management continues to identify the general areas of risk and their impact on the activities of the Company, including:

> economic outlook and share market activity;
> changing government policy (Australian and overseas);
> competitors' products/research and development programs;
> market demand and market prices for therapeutics/diagnostics;
> legal proceedings commenced against the Company;
> environmental regulations;
> ethical issues relating to pharmaceutical research and development;
> other government regulations including those specifically relating to the biotechnology and heath industries;
> occupational health and safety and equal opportunity law.

Management will continue to perform a regular review of the following:

> the major risks that occur within the business;
> the degree of risk involved;
> the current approach to managing the risk; and
> if appropriate, determine:
 - any inadequacies of the current approach; and
 - possible new approaches that more efficiently and effectively address the risk.

Biotechnology Companies – Inherent Risks

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development or may infringe intellectual property rights of other parties, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Antisense Therapeutics Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This Annual Financial Report may contain forward-looking statements regarding the potential of the Company's projects and interests and the development of the Company's projects and interests and the development and therapeutic potential of the Company's research and development projects. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising drugs that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report.

As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the Company's research and development program referred to in this Directors' Report and in the Company's 'Operations Report' as contained in this Annual Financial Report for the period ended 30 June 2007.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The Company is involved in research and development and the activities do not create any significant/material environmental impact. To the best of the Company's knowledge, scientific research activities are in full compliance with all prescribed environmental regulations.

INFORMATION ON DIRECTORS



Left to Right: Prof Graham Mitchell, Dr C Frank Bennett, Mr Robert W Moses, Dr Chris Belyea, Prof George Werther, Mr Mark Diamond

MR ROBERT W MOSES

Independent Non-Executive Chairman

Appointed to the board
23 October 2001

Last elected by shareholders
20 October 2004

Qualifications
BA, MBA, FAICD, FAIM

Experience
Robert (Bob) Moses was formerly Vice President of CSL Limited. Mr Moses draws on more than 35 years experience in the pharmaceutical/biotechnology industry. During the period 1993-2001, Mr Moses played a central role in CSL's development internationally. Prior to joining CSL, Mr Moses was Managing Director of commercial law firm Freehills, Chairman and CEO of a NASDAQ listed medical service company and Corporate Manager of New Business Development at ICI (now Orica). Mr Moses also spent 17 years in various management roles at the multinational pharmaceutical company Eli Lilly.

Interest in shares and options
888,462 ordinary shares.

Committees
Chairman of the Remuneration Committee and member of the Audit Committee.

Directorships held in other entities
Mr Moses is currently non-executive Chairman of TGR Biosciences Pty Ltd, Sylvan Scientific Limited and a director of the CRC for Polymers. During the past three years Mr Moses has also served as Chairman of Meditech Research Limited, the Australian Stem Cell Centre Limited and Amrad Corporation Limited.

MR MARK DIAMOND

Managing Director

Appointed to the board
31 October 2001

Qualifications
BSc, MBA, MAICD

Experience
Mark Diamond has over 20 years experience in the pharmaceutical and biotechnology industry. Before joining Antisense Therapeutics Limited, Mr Diamond was working in the US as Director, Project Planning/Business Development at Faulding Pharmaceuticals. Prior to this he held the positions of Senior Manager, Business Development and In-licensing within Faulding's European operation based in the UK and International Business Development Manager with Faulding in Australia.

Interest in shares and options
199,743 ordinary shares and 2,000,000 options over ordinary shares.

Committees
Nil

Directorships held in other listed entities
Nil

DR CHRIS BELYEA

Independent Non-Executive Director

Appointed to the board
13 November 2000

Last elected by shareholders
20 October 2005

Qualifications
BSc(Hons), PhD, FIPAA

Experience
Chris Belyea has a PhD in physics from the University of Melbourne and is a registered patent attorney. He become the founding CEO of Antisense Therapeutics Limited in November 2000 and remained in this role until January 2002 (shortly after Antisense Therapeutics Limited was listed on the Australian Stock Exchange). He worked for the Australian patent firm Griffith Hack & Co for 5 years before joining Circadian Technologies Limited as its Licensing and Projects Manager in 1996. In 1998 Dr Belyea became founding CEO and member of the board of biotechnology company, Metabolic Pharmaceuticals Limited. He is currently Chief Scientific Officer and was a member of the board of Metabolic Pharmaceuticals Limited until 30 August 2007.

Interest in shares and options
500,000 ordinary shares.

Committees
Chairman of the Audit Committee and member of the Remuneration Committee.

Directorships held in other entities
During the past three years Dr Belyea has also served as a director of Metabolic Pharmaceuticals Limited.

DR FRANK BENNETT

Non-Executive Director

Appointed to the board
31 July 2006

Last elected by shareholders
10 October 2006

Qualifications
BSc, PhD

Experience
Frank Bennett is Senior Vice President of Research at Isis Pharmaceuticals, Inc ("Isis"). Dr Bennett received a Bachelor of Science degree in Pharmacy from the University of New Mexico and a PhD in Pharmacology from Baylor College of Medicine in Houston, Texas. He is responsible for pre-clinical antisense drug discovery research. Dr Bennett is one of the founding members of Isis. He has been involved in the development of antisense oligonucleotides as therapeutic agents, including research on the application of oligonucleotides for inflammatory and cancer targets, oligonucleotide delivery and pharmacokinetics. He also runs Isis's antisense mechanism program, which is focused on the development of RNase H, RNAi, micro-RNA and splicing. Dr Bennett has published more than 125 papers in the field of antisense research and development and has more than 115 issued U.S. patents. Prior to joining Isis, Dr Bennett was Associate Senior Investigator in the Development of Molecular Pharmacology at Smith Kline and French Laboratories, GlaxoSmithKline.

Interest in shares and options
Nil.

Committees
Member of the Remuneration Committee

Directorships held in other entities
Nil.

PROF. GRAHAM MITCHELL

Independent Non-Executive Director

Appointed to the board
24 October 2001

Last elected by shareholders
10 October 2006

Qualifications
AO, RDA, BVSc, FACVSc, PhD, FTSE, FAA

Experience
Graham Mitchell is an advisor in Innovation to the Victorian Government. Prof. Mitchell through Foursight Associates, acts as joint Chief Scientist for the Department of Primary Industries and Department of Sustainability and Environment. Prof. Mitchell is a non-executive director of Compumedics Limited, AVS Pty Ltd, the Geoffrey Gardiner Dairy Foundation and is a principal of Foursight Associates Pty Ltd. He is a Professorial Associate of the University of Melbourne. Prof. Mitchell has held the position of Director of Research in the R&D Division of CSL Limited and for many years was a research scientist at The Walter & Eliza Hall Institute.

Interest in shares and options
Nil.

Committees
Member of the Remuneration Committee.

Directorships held in other entities
Prof. Mitchell is currently a non-executive director of Compumedics Limited.

PROF. GEORGE WERTHER

Non-Executive Director

Appointed to the board
24 October 2001

Last elected by shareholders
10 October 2006

Qualifications
MD, MSc(Oxon), FRACP

Experience
George Werther is Director of the Department of Enocrinology and Diabetes at the Royal Children's Hospital, and the Centre for Hormone Research at the hospital's Murdoch Childrens Research Institute, where he also serves on its Commercialisation Committee. He has served on many national and international scientific committees, and peer review bodies, and is on the editorial board of two international scientific journals. He is the Chairman of the Scientific Advisory Board for Neuren Pharmaceuticals and is on the Scientific Advisory Board of California-based Tercica Pharmaceuticals. He was on the council of the Australasian Paediatric Endocrine Group and was a board director of the Australia MedicAlert Foundation. He is also a Professorial Fellow at the University of Melbourne.

Interest in shares and options
1,712,500 ordinary shares.

Committees
Member of the Remuneration Committee and a member of the Audit Committee.

Directorships held in other entities
Nil.

DR STANLEY CROOKE

Non-Executive Director (retired 31/07/06)

Appointed to the board
31 October 2001

Last elected by shareholders
20 October 2005

Qualifications
MD, PhD

Experience
Stanley Crooke is Founder, Chairman, and Chief Executive Officer of Isis, which is a world leader in the field of antisense. Dr Crooke is currently a member of the Board of Directors of Northern Arizona University Arts and Sciences Advisory Council, Fladstaff, Arizona, and San Diego State University BioScience Center for Scientific Advisory Board. He is a member of the IBC Advisory Council, Current Drugs Advisory Board, the Editorial Advisory Board of Journal of Drug Targeting and Antisense Research and Development, and the Editorial Board of Gene therapy and Molecular Biology. He is also Editor-In-Chief of Current Opinion in Anticancer Drugs and Section Editor for Biologicals and Immunologicals for Expert Opinion on Investigational Drugs. He has been appointed by the American Association for Cancer Research to serve as a member of the Californian State Legislative Committee.

Prior to founding Isis, Dr Crooke was President of Research and Development for SmithKline Beckman Corporation and has also held a senior position at Bristol Myers. Dr Crook is also an adjunct professor at the University of California, San Diego State University. He has authored over 435 publications and has edited 19 books. Dr Crooke is active in molecule and cellular biology and pharmacology of antisense oligonucleotides.

Interest in shares and options
40,333,333 ordinary shares.

Committees
Member of the remuneration committee until 31 July 2006.

Directorships held in other entities
Dr. Crooke is currently chairman of Isis and a Director of EPIX Medical Inc.

REMUNERATION REPORT

This report details the nature and amount of remuneration for each director of Antisense Therapeutics Limited, and for the key management personnel.

The directors of Antisense Therapeutics Limited during the year were:

Mr Robert W Moses
Mr Mark Diamond
Dr Chris Belyea
Dr Frank Bennett (appointed 31/07/06)
Prof. Graham Mitchell
Prof. George Werther
Dr Stanley Crooke (retired 31/07/06)

The key management personnel of Antisense Therapeutics Limited during the year were:

Dr Christopher Wraight
Dr George Tachas
Mr Phillip Hains (appointed 9/11/06)
Ms Kathryn Andrews (resigned 9/11/06)

Remuneration policy

The remuneration policy ensures that directors and senior management are appropriately remunerated having regard to their relevant experience, performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate. The remuneration policy has been established to enable the Company to attract, motivate and retain suitably qualified directors and senior management who will create value for shareholders.

Remuneration committee

The Remuneration Committee of the board of directors of Antisense Therapeutics Limited is responsible for overseeing the remuneration policy of the Company and for recommending or making such changes to the policy as it deems appropriate.

Non-Executive director remuneration

Objective

The remuneration policy ensures that non-executive directors are appropriately remunerated having regard to their relevant experience, performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate.

Structure

The Company's constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount (not exceeding the amount approved at the general meeting) is determined by the board and then divided between the non-executive directors as agreed. The latest determination was at the general meeting held on 13 November 2001 when shareholders approved the aggregate maximum sum to be paid or provided as remuneration to the directors as a whole (other than the managing director or an executive director) for their services as $300,000 per annum. Currently, non-executive directors are remunerated to an aggregate of $135,000 per annum, excluding superannuation where applicable.

The manner in which the aggregate remuneration is apportioned amongst non-executive directors is reviewed periodically.

The board is responsible for reviewing its own performance. Board performance is monitored on an informal basis throughout the year and a formal evaluation is performed annually following the end of the fiscal year.

No retirement benefits are payable other than statutory superannuation, if applicable.

Executive director and executive officer remuneration

Objective

The remuneration policy ensures that executive directors are appropriately remunerated having regard to their relevant experience, performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate.

Structure

The non-executive directors are responsible for evaluating the performance of the managing director, who in turn evaluates the performance of all other senior executives. The evaluation process is intended to assess the Company's business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

The performance of the managing director and senior executives are monitored on an informal basis throughout the year and a formal evaluation is performed annually.
An evaluation was conducted during the year of the managing director's and senior executives' performance.

Fixed Remuneration

Executives' fixed remuneration comprises salary and superannuation and is reviewed annually by the managing director, and in turn, the Remuneration Committee. This review takes into account the executives' experience, performance in achieving agreed objectives and market factors as appropriate.

Variable Remuneration - Short Term Incentive Scheme

All executives are entitled to participate in the Employee Short Term Incentive Scheme which provides for annual cash bonuses for outstanding performance in the achievement of key corporate and individual objectives. The Remuneration Committee approves the issue of cash bonuses following the recommendations of the managing director in his review of the performance of the executives and the Company as a whole against agreed Key Result Areas (KRA's).

The Board approves Corporate KRA's on an annual basis. Personal KRA's are developed for each executive. The maximum achievable bonus for an executive is 25% of the executive's base salary. 30% of the bonus is tied to the achievement of Corporate KRA's and 70% to the achievement of Personal KRA's.

Executives are only eligible to participate in the scheme should they achieve 60% of their Personal KRA's and/or the Company as a whole achieves 60% of the Corporate KRA's for the year under review.

The bonus is calculated on a graded scale as follows:

Corporate KRA's

No. of KRA's achieved	Bonus as a percentage of base salary
1	N/A
2	N/A
3	2%
4	4%
5	6%

Personal KRA's

Percentage of KRA's achieved	Bonus as a percentage of base salary
>60%	2%
>75%	6%
>90%	10%
100%	14%

The board also has the ability to approve an additional 5% bonus to an executive up to a maximum of 25% of the executive's base salary.

Variable Remuneration – Long Term Incentive Scheme

Executives may also be provided with longer-term incentives through the Company's Employee Option Plan, to allow the executives to participate in and benefit from the growth of the Company as a result of their efforts and to assist in motivating and retaining those key employees over the long term. Due to the speculative nature of the industry it is not appropriate to grant the exercise of options subject to the satisfaction of traditional performance conditions. Continued service is the condition attached to the vesting of the options. The board at its discretion determines the total number of options granted to each executive.

Details of remuneration for the year ended 30 June 2007

The remuneration for each director and each of the key management personnel of the Company during the year was as follows:

	Short-term employee benefits			Post-Employment Benefits	Share-based Payments	
	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Superannuation Contribution $	Options $	Total $
Directors						
Mr Robert W Moses	35,000			3,150		38,150
Mr Mark Diamond	241,756	18,615	-	23,433	8,324	292,128
Dr Chris Belyea	25,000	-	-	2,250	-	27,250
Dr Frank Bennett	22,917	-	-	-	-	22,917
Prof. Graham Mitchell	25,000	-	-	2,250	-	27,250
Prof. George Werther	25,000	-	-	2,250	-	27,250
Dr Stanley Crooke[1]	2,083	-	-	-	-	2,083
	376,756	18,615	-	33,333	8,324	437,028
Key Management Personnel						
Dr Christopher Wraight	186,729	14,378	-	18,100	2,081	221,288
Dr George Tachas	167,419	12,891	-	16,228	2,081	198,619
Mr Phillip Hains	82,500	-	-	-	-	82,500
Ms Kathryn Andrews[2]	34,356	-	-	2,778	-	37,134
	471,004	27,269	-	37,106	4,162	539,541

Details of remuneration for the year ended 30 June 2006

The remuneration for each director and each of the key management personnel of the Company during the year was as follows:

	Short-term employee benefits			Post-Employment Benefits	Share-based Payments	
	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Superannuation Contribution $	Options $	Total $
Directors						
Mr Robert W Moses	35,000	-	-	3,150	-	38,150
Mr Mark Diamond	232,682	9,089	-	21,759	5,156	268,686
Dr Chris Belyea	25,000	-	-	2,250	-	27,250
Prof. Graham Mitchell	25,000	-	-	2,250	-	27,250
Prof. George Werther	25,000	-	-	2,250	-	27,250
Dr Stanley Crooke[1]	25,000	-	-	-	-	25,000
	367,682	9,089	-	31,659	5,156	413,586
Key Management Personnel						
Dr Christopher Wraight	179,720	12,286	-	17,281	1,289	210,576
Dr George Tachas	161,135	6,294	-	15,069	1,289	183,787
Ms Kathryn Andrews[2]	84,490	2,816	-	7,858	773	95,937
Ms Natalie Korchev[3]	22,917	-	-	2,062	516	25,495
Dr Jega Iswaran[4]	79,560	-	-	4,328	1,289	85,177
	527,822	21,396	-	46,598	5,156	600,972

1. Dr Stanley Crooke retired on 31 July 2006.
2. Ms Kathryn Andrews resigned on 9 November 2006.
3. Ms Natalie Korchev resigned on 20 June 2006.
4. Dr Jega Iswaran resigned on 11 October 2005.

Equity issued as part of remuneration for the year ended 30 June 2007

The following table discloses the value of options granted, exercised, sold or lapsed during the year for directors and key management personnel.

	Options Granted	Options Exercised	Options Lapsed	Value of Options Included in Remuneration for the Year	Value of Options yet to be Expensed	Percentage of Total Remuneration for the Year that Consisted of Options
	Value at Grant Date $	Value at Exercise Price $	Value at time of Lapse $	$	$	%
Directors						
Mr Mark Diamond	-	-	-	8,324	22,120	2.85
	-	-	-	8,324	22,120	2.85
Key Management Personnel						
Dr Christopher Wraight	-	-	-	2,081	5,530	0.94
Dr George Tachas	-	-	-	2,081	5,530	1.05
Ms Kathryn Andrews[1]	-	-	773	-	-	-
	-	-	773	4,162	11,060	1.99

Equity issued as part of remuneration for the year ended 30 June 2006

The following table discloses the value of options granted, exercised, sold or lapsed during the year for directors and key management personnel.

	Options Granted	Options Exercised	Options Lapsed	Value of Options Included in Remuneration for the Year	Value of Options yet to be Expensed	Percentage of Total Remuneration for the Year that Consisted of Options
	Value at Grant Date $	Value at Exercise Price $	Value at time of Lapse $	$	$	%
Directors						
Mr Mark Diamond	35,600	-	-	5,156	30,444	1.92
	35,600	-	-	5,156	30,444	1.92
Key Management Personnel						
Dr Christopher Wraight	8,900	-	-	1,289	7,611	0.61
Dr George Tachas	8,900	-	-	1,289	7,611	0.70
Ms Kathryn Andrews[1]	5,340	-	-	773	4,567	0.81
Ms Natalie Korchev[2]	3,560	-	-	516	3,044	2.02
Dr Jega Iswaran[3]	8,900	-	-	1,289	7,611	1.51
	35,600	-	-	5,156	30,444	5.65

1. Ms Kathryn Andrews resigned on 9 November 2006.
2. Ms Natalie Korchev resigned on 20 June 2006.
3. Dr Jega Iswaran resigned on 11 October 2005.

Performance based remuneration for the year ended 30 June 2007

	Percentage of Total Remuneration for the Year that consisted of cash bonuses	Estimated maximum value of bonus for the year $	Estimated minimum value of bonus for the year $	Percentage of remuneration that is performance based	Percentage of remuneration this is non-performance based
Mr Mark Diamond	6.37	62,520	-	9.22	90.78
Dr Christopher Wraight	6.50	51,207	-	7.44	92.56
Dr George Tachas	6.49	45,912	-	7.54	92.46

Performance based remuneration for the year ended 30 June 2006

Mr Mark Diamond	3.38	63,610	-	5.30	94.70
Dr Christopher Wraight	5.83	49,250	-	6.45	93.55
Dr George Tachas	3.42	44,051	-	4.13	95.87
Ms Kathryn Andrews	2.94	40,770	-	3.74	96.26
Ms Natalie Korchev	-	5,780	-	2.02	97.98
Dr Jega Iswaran	-	20,972	-	1.51	98.49

Employment contracts of key management personnel

Key Management Personnel	Notice Period
Dr Christopher Wraight	Employee – 1 months notice Employer – 2 months notice
Dr George Tachas	2 months notice
Mr Phillip Hains	3 months notice

Meetings of directors

During the financial year, 15 meetings of directors (including committees of directors) were held. Attendances by each director during the year were as follows:

	Directors' Meetings		Committee Meetings			
			Audit Committee		Remuneration Committee	
	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended
Mr Robert W Moses	10	10	3	3	2	2
Mr Mark Diamond	10	10	-	-	-	-
Dr Chris Belyea	10	10	3	3	2	2
Dr Frank Bennett	10	9	-	-	2	2
Prof. Graham Mitchell	10	10	-	-	2	2
Prof. George Werther	10	10	3	3	2	2
Dr Stanley Crooke	-	-	-	-	-	-

As at the date of this report the Company had an Audit Committee and Remuneration Committee. Members of these committees were as follows:

	Audit Committee	Remuneration Committee
Chairman:	Dr Chris Belyea	Mr Robert W Moses
Members:	Mr Robert W Moses	Dr Chris Belyea
	Prof. George Werther	Dr Frank Bennett
		Prof. Graham Mitchell
		Prof. George Werther

Indemnification and insurance of directors and other officers

Under the Company's constitution:

a) To the extent permitted by law and subject to the restrictions in section 199A and 199B of the Corporations Act 2001, the Company indemnifies every person who is or has been an officer of the Company against any liability (other than for legal costs) incurred by that person as an officer of the Company (including) liabilities incurred by the officer as a director or officer of a subsidiary of the Company where the Company requested the officer to accept appointment as director.

b) To the extent permitted by law and subject to the restrictions in sections 199A and 199B of the Corporations Act 2001, the Company indemnifies every person who is or has been an officer of the Company against reasonable legal costs incurred in defending an action for a liability incurred by that person as an officer of the Company.

The Company has insured its directors, the company secretary and executive officers for the financial year ended 30 June 2007. Under the Company's Directors' and Officers' Liabilities Insurance Policy, the Company can not release to any third party or otherwise publish details of the nature of the liabilities insured by the policy or the amount of the premium. Accordingly, the Company relies on section 300(9) of the Corporations Act 2001 to exempt it from the requirement to disclose the nature of the liability insured against and the premium amount of the relevant policy.

Share options on issue at 30 June 2007

At the date of this report, the unissued ordinary shares of Antisense Therapeutics Limited under option are as follows:

Date of expiry	Exercise price	Number under option
27 June 2013	$ 0.072	3,650,000

Optionholders do not have any right, by virtue of the option, to participate in any share issue of the Company.

During the year no directors or employees exercised options.

Shares issued as a result of the exercise of options

During the year ended 30 June 2007, 500 ordinary shares of Antisense Therapeutics Limited were issued as a result of an exercise of options by an optionholder, not a director or employee of the Company.

No person entitled to exercise options had or has any right by virtue of the option to participate in any share issue of any other body corporate.

Proceedings on behalf of Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

NON-AUDIT SERVICES

The following non-audit services were provided by the entity's auditor, Ernst & Young. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

Tax compliance services $ 4,792

AUDITOR'S INDEPENDENCE DECLARATION

The lead auditor's independence declaration as required under section 307C of the Corporations Act 2001 for the year ended 30 June 2007 has been received and can be found below.

CORPORATE GOVERNANCE

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Antisense Therapeutics support and adhere to good corporate governance practices. The Company's corporate governance statement is contained in the following section of this annual report.

This report is made in accordance with a resolution of directors.

Robert W Moses
Independent Non-Executive Chairman

Mark Diamond
Managing Director

Dated this 18th day of September 2007

ERNST & YOUNG

AUDITOR'S INDEPENDENCE DECLARATION TO THE DIRECTORS OF ANTISENSE THERAPEUTICS LIMITED

In relation to our audit of the financial report of Antisense Therapeutics Limited for the financial year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Joanne Lonergan
Partner

Dated this 18th day of September 2007



THERAPY *effective compounds with clear benefits*

CORPORATE GOVERNANCE STATEMENT

The board of directors of Antisense Therapeutics Limited ("the Company") is responsible for the corporate governance of the Company and guides and monitors the business and affairs of the Company on behalf of its shareholders.

The format of the Corporate Governance Statement is based on the Australian Stock Exchange Corporate Governance Council's ("the Council") "Principles of Good Corporate Governance and Best Practice Recommendations".
In accordance with the Council's recommendations, the Corporate Governance Statement must contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure. Antisense Therapeutics Limited's Corporate Governance Statement is structured with reference to the Corporate Governance Council's principles and recommendations, which are as follows:

Principle 1. Lay solid foundations for management and oversight

Principle 2. Structure the board to add value

Principle 3. Promote ethical and responsible decision making

Principle 4. Safeguard integrity in financial reporting

Principle 5. Make timely and balanced disclosure

Principle 6. Respect the rights of shareholders

Principle 7. Recognise and manage risk

Principle 8. Encourage enhanced performance

Principle 9. Remunerate fairly and responsibly

Principle 10. Recognise the legitimate interests of stakeholders

Antisense Therapeutics Limited's corporate governance practices were in place throughout the year ended 30 June 2007 and were, as best the Company is able to assess, fully compliant with the Council's best practice recommendations with the exception of two recommendations: one relating to the number of independent directors on the board and another regarding the establishment of a nomination committee. The reasons for these departures from the recommendations are explained in the section of this statement "Structure of the Board".

For further information on the corporate governance policies adopted by Antisense Therapeutics Limited, refer to its website: www.antisense.com.au

STRUCTURE OF THE BOARD

It is the role of the board of directors to represent and protect the interests of the Company's shareholders. The board is responsible for the corporate governance of the Company and guides and monitors the business and affairs of the Company.

In furtherance of its responsibilities, the board of directors will:

> Review, evaluate, provide input into and approve, on a regular basis, the Company's corporate strategy;

> Monitor senior management's performance and implementation of strategy, and ensure appropriate resources are available;

> Review, evaluate and approve the Company's budget and forecasts;

> Review, evaluate, approve and monitor major resource allocations and capital investments, and acquisitions and divestitures;

> Review and monitor the financial and operating results of the Company;

> Review and evaluate the overall corporate organisational structure, the assignment of senior management responsibilities and plans for senior management development and succession;

> Review, evaluate and approve compensation strategy as it relates to senior management of the Company;

> Review and ratify systems of risk management and internal compliance and control, codes of conduct, and legal compliance;

> Appoint and remove the managing director (chief executive officer);

> Ratify the appointment and, where appropriate, the removal of the chief financial officer and the company secretary;

> Where necessary identify and nominate individuals qualified to become board members; and

> Monitor its own performance and recommend and implement appropriate changes in composition and size.

The skills, experience and expertise held by each director in office at the date of this report are included in the Directors' Report under the section headed 'Information on Directors' on pages 14 to 17. The Company's Board Charter stipulates that at least 50% of the directors on the board should be independent directors. Directors of Antisense Therapeutics Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement.

In the context of director independence, to be considered independent, a non-executive director may not have a direct or indirect material relationship with the Company. The board considers that a material relationship is one which impairs or inhibits, or has the potential to impair or inhibit, a director's exercise of judgement on behalf of the Company and its shareholders.

From a quantitative perspective, an item is considered to be quantitatively immaterial if it is equal to or less than 5% of the relevant base amount. It is considered to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the relevant base amount.

In accordance with the definition of independence above, and the materiality thresholds described, the following directors of Antisense Therapeutics Limited are considered to be independent:

Mr Robert W Moses
Independent Non-Executive Chairman

Prof. Graham Mitchell
Independent Non-Executive Director

Dr Chris Belyea
Independent Non-Executive Director

As stated above, the Company's Board Charter stipulates that at least 50% of the directors of the board should be independent which is consistent with the current board structure. The Council's Recommendation 2.1, however, is: 'A majority of the board should be independent directors'.

The current board of Antisense Therapeutics Limited (with the exception of Dr Frank Bennett) was selected and established before it listed on the Australian Stock Exchange ('ASX') in December 2001. Each director was specifically selected in order to provide the skills and experience to fulfill the Company's mission which is "to create, develop and commercialise novel antisense pharmaceuticals". The existing board members bring a combined experience to the Company which includes: leading expertise in the field of antisense technology, experience in the clinical development of therapeutics, commercialisation skills (for example, experience in technology, IP and product outlicensing and in-licensing); knowledge of capital markets in Australia and in the US and experience in raising capital; broad scientific knowledge; medical and pharmaceutical experience and experience in running listed (public) biotechnology/biopharmaceutical companies.

The skills and combined experience of the directors have been effectively applied to date and remain highly relevant to ensuring the appropriate stewardship of Antisense Therapeutics Limited. For these reasons the board does not consider it necessary, at this stage, to appoint an additional independent director merely for the purpose of obtaining a majority of independent directors.

The term in office of each current director is as follows:

Name	Term in Office
Mr Robert W Moses	6 years
Mr Mark Diamond	6 years
Dr Chris Belyea	7 years
Dr Frank Bennett	1 years
Prof. Graham Mitchell	6 years
Prof. George Werther	6 years

To ensure the board is appropriately equipped to discharge its responsibilities it has developed guidelines for the nomination and selection of directors and for the operation of the board. As the Antisense Therapeutics Limited's board is not a large board, a formal nomination committee has not been established, as it is perceived that no real efficiencies would be gained from the existence of such a committee. The charter of the nomination committee has been incorporated into the Board Charter and by this action the board of directors considers all matters that would be relevant for a nomination committee. For additional details please refer to the Company's Board Charter on its website.

The board has procedures to allow directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense.

As part of its commitment to recognising the legitimate interests of stakeholders, the Company has established a Code of Conduct to guide compliance with legal and other obligations to legitimate stakeholders.

The Company has a 'Code of Practice - Buying & Selling of Shares' that regulates the dealings by directors and employees, in shares, options and other securities issued by the Company. The policy has been formulated to ensure that directors and employees are aware of the legal restrictions on trading in Company securities while in possession of unpublished price-sensitive information.

INTEGRITY IN FINANCIAL REPORTING

In accordance with the board's policy, the Chief Executive Officer and Chief Financial Officer have made attestations recommended by the Council as to the Company's financial condition prior to the board signing this Annual Report.

AUDIT COMMITTEE

The Audit Committee operates under a charter approved by the board. It is the board's responsibility to ensure that an effective control framework exists within the entity. This includes ensuring that there are internal controls to deal with both the effectiveness and efficiency of significant business processes. This includes the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations. The board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee.

The Audit Committee also provides the board with additional assurance regarding the reliability of financial information for inclusion in the financial statements. All members of the Audit Committee are non-executive directors. The members of the Audit Committee during the year were Dr Chris Belyea, Mr Robert Moses and Prof. George Werther.

The Audit Committee is also responsible for the nomination of the external auditor and for reviewing the adequacy of the scope and quality of the annual statutory audit and half year statutory review. The Audit Committee Charter can be found on the Company's website.

QUALIFICATIONS OF AUDIT COMMITTEE MEMBERS

Dr Belyea, non-executive director and chairman of the Audit Committee, was the managing director of Metabolic Pharmaceuticals Limited, a listed Australian biopharmaceutical company and is currently its Chief Scientific Officer. In these roles he has experience with and knowledge of financial reporting and risk management processes relevant to the biotechnology industry.

Mr Moses draws on more than 35 years experience in the pharmaceutical/ biotechnology industry. He has held the positions Vice President of CSL Limited, managing director of commercial law firm Freehills and spent 17 years in various management roles at the multinational pharmaceutical company Eli Lilly. For details regarding other non-executive Chairman positions currently held by Mr Moses, refer to the section headed 'Information on Directors' on page 14 in the Directors' Report.

Prof. Werther is a Director of the Department of Endocrinology and Diabetes at the Royal Children's Hospital ("the Department") and the Centre for Hormone Research at the hospital's Murdoch Children's Research Institute ("the Centre"). He is accountable for and manages the financial budgets for the Department and for the Centre.

For details on the number of meetings of the Audit Committee held during the year and the attendees at those meetings, refer to the Directors' Report under the section headed 'Meetings of Directors' on page 22.

PERFORMANCE

Policies and procedures in place with respect to monitoring the performance of the board are set out in the Directors' Report under the section headed 'Remuneration Report' on pages 18 to 22.

REMUNERATION COMMITTEE

It is the Company's objective to maintain a high quality board and executive team by remunerating directors at relevant market conditions. To assist in achieving this objective the Remuneration Committee remunerates directors and executives having regard to their performance and the performance of the Company.

The expected outcomes of the remuneration policies and practices are to enable the Company to motivate, retain and attract directors and executives who will create value for shareholders.

Details relating to the policy for performance evaluation and the amount of remuneration (monetary and non-monetary) paid to each director and to each of the five highest-paid (non-director) executives during the year are set out in the Directors' Report under the section headed 'Remuneration Report' on pages 18 to 22.

The members of the Remuneration Committee during the year were all non-executive directors, being Mr Moses, Dr Belyea, Dr Bennett, Prof Mitchell and Prof Werther. Details relating to performance evaluation are set out in the Directors' Report under the section headed 'Remuneration Report' on pages 18 to 22. For details on the number of meetings of the Remuneration Committee held during the year and the attendees at those meetings, refer to the Directors' Report under the section headed 'Meetings of Directors' on page 22.

TIMELY AND BALANCED DISCLOSURE

The board has designated the company secretary as the person responsible for overseeing and co-ordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with ASX Listing Rules the Company immediately notifies the ASX of information concerning the Company:

1. that a reasonable person would or may expect to have a material effect on the price or value of the Company's securities; and
2. that would, or would be likely to influence persons who commonly invest in securities in deciding whether to acquire or dispose of the Company's securities.

RIGHTS OF SHAREHOLDERS

The Company respects the rights of its shareholders, and to facilitate the effective exercise of the rights, the Company is committed to:

1. communicating effectively with shareholders through ongoing releases to the market via ASX information and general meetings of the Company;
2. giving shareholders ready access to balanced and understandable information about the Company and corporate proposals;
3. making it easy for shareholders to participate in general meetings of the Company; and
4. requesting the external auditor to attend the Annual General Meeting and be available to answer shareholder's questions about the conduct of the audit, and the preparation and content of the Auditor's Report.

Any shareholder wishing to make inquiries of the Company is advised to contact the registered office. All public announcements made by the Company can be obtained from the ASX's website www.asx.com.au.

RECOGNISE AND MANAGE RISK

The board has established a policy for risk oversight and management within the Company. This is periodically reviewed and updated.

The Chief Executive Officer and Chief Financial Officer has given a statement to the board that:

a) in accordance with "Best Practice Recommendation 4.1", the financial statements are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board; and

b) the Company's "Risk Management and Internal Compliance and Control System", in so far as it relates to financial risk, is operating effectively in all material aspects.

LEGITIMATE INTERESTS OF STAKEHOLDERS

The board acknowledges the legitimate interests of various stakeholders such as employees, clients, customers, government authorities, creditors and the community as a whole. As a good corporate citizen, it encourages compliance and commitment to appropriate corporate practices that are fair and ethical via its 'Code of Conduct'.

ANTISENSE THERAPEUTICS LIMITED
ACN 095 060 745

ANNUAL FINANCIAL REPORT

FOR THE YEAR ENDED 30 JUNE 2007

INCOME STATEMENT

For the Year Ended 30 June 2007

	Note	Parent Entity 2007 $	Parent Entity 2006 $
Revenue	2	486,832	408,446
Other income	2	275,536	76,416
Depreciation expenses	3	(15,399)	(18,141)
Administrative expenses	3	(1,463,017)	(1,177,491)
Occupancy expenses	3	(101,931)	(98,022)
Patent expenses	3	(188,169)	(216 136)
Research and development expenses	3	(3,372,698)	(2,986,989)
Share based payments	3	(11,583)	(13,018)
Research and development expenses – amortisation of intellectual property	3	(445,534)	(1,437,466)
Loss before income tax		(4,835,963)	(5,462,401)
Income tax expense	4	-	-
Loss after tax		(4,835,963)	(5,462,401)
Overall operations			
Basic loss per share (cents per share)	7a	(0.95)	(1.53)
Diluted loss per share (cents per share)	7b	(0.95)	(1.53)

The accompanying notes form part of these financial statements.

BALANCE SHEET

As at 30 June 2007

	Note	Parent Entity 2007 $	Parent Entity 2006 $
Assets			
Current Assets			
Cash and cash equivalents	8	7,596,588	8,239,330
Trade and other receivables	9	368,957	91,593
Prepayments	12	66,407	318,327
Total Current Assets		8,031,952	8,649,250
Non-current Assets			
Plant and equipment	10	17,817	21,481
Intangible assets	11	-	445,534
Total Non-current Assets		17,817	467,015
Total Assets		8,049,769	9,116,265
Liabilities			
Current Liabilities			
Trade and other payables	13	1,913,817	216,453
Provisions	15	59,148	106,577
Total Current Liabilities		1,972,965	323,030
Non-current Liabilities			
Provisions	15	59,428	-
Total Non-current Liabilities		59,428	-
Total Liabilities		2,032,393	323,030
Net Assets		6,017,376	8,793,235
Equity			
Contributed equity	16	39,263,360	37,214,839
Reserves	17	750,486	738,903
Accumulated losses		(33,996,470)	(29,160,507)
Total Equity		6,017,376	8,793,235

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

For the Year Ended 30 June 2007

	Note	Contributed equity $	Reserves $	Accumulated Losses $	Total Equity $
As at 1 July 2006		33,836,565	725,885	(23,698,106)	10,864,344
Issue of shares	16	3,600,000	-	-	3,600,000
Exercise of options	16	100	-	-	100
Transaction costs relating to share issues	16	(221,826)	-	-	(221,826)
Loss for the period		-	-	(5,462,401)	(5,462,401)
Cost of share-based payments	17	-	13,018	-	13,018
As at 30 June 2006		37,214,839	738,903	(29,160,507)	8,793,235
Issue of shares	16	2,070,000	-	-	2,070,000
Exercise of options	16	100	-	-	100
Transaction costs arising on share issues	16	(21,579)	-	-	(21,579)
Loss for the period		-	-	(4,835,963)	(4,835,963)
Cost of share-based payments	17	-	11,583	-	11,583
As at 30 June 2007		39,263,360	750,486	(33,996,470)	6,017,376

The accompanying notes form part of these financial statements.

CASH FLOW STATEMENT

For the Year Ended 30 June 2007

		Parent Entity	
	Note	2007 $	2006 $
Cash Flows From Operating Activities			
Payments to suppliers and employees		(3,140,107)	(4,434,395)
Interest received		460,579	409,244
Receipt of government grants		-	69,213
Bank finance charges		-	(2,561)
Net Cash Flows Used In Operating Activities	20a	**(2,679,528)**	**(3,958,499)**
Cash Flows From Investing Activities			
Purchases of plant and equipment		(11,735)	(1,592)
Net Cash Flows Used In Investing Activities		**(11,735)**	**(1,592)**
Cash Flows From Financing Activities			
Proceeds from issues of share and options		2,070,100	3,600,100
Capital raising costs		(21,579)	(221,811)
Net Cash Flows From Financing Activities		**2,048,521**	**3,378,289**
Net (Decrease) In Cash And Cash Equivalents		**(642,742)**	**(581,802)**
Cash and cash equivalents at the beginning of the year		8,239,330	8,821,132
Cash and Cash Equivalents at the End Of The Year	8	**7,596,588**	**8,239,330**

The accompanying notes form part of these financial statements.

Note 1: Statement of significant accounting policies

Corporate Information

The financial report of Antisense Therapeutics Limited (the Company) for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of the directors on 18 September 2007.

Antisense Therapeutics Limited is a listed public company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Stock Exchange and has a Level 1 ADR program traded on the US over-the-counter market.

The principal activity of the Company is to utilise antisense technology to develop therapeutics for important human diseases.

Basis of Preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards.

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied. The financial report is presented in Australian dollars.

Management is required to make judgements, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgements. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("A-IFRS"). The financial report also complies with International Financial Reporting Standards ("IFRS").

Statement of Compliance

Except for the amendments to AASB 101 Presentation of Financial Statements arising from ED 151 and Other Amendments, which the Company has early adopted, Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Company for the annual reporting period ending 30 June 2007. These are outlined in the following table.

Reference	Title	Summary	Application date of standard	Impact on Company's financial report	Application date for Company
AASB 2005-10	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 7 Financial Instruments: Disclosures.	1 January 2007	AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Company's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Company's financial report.	1 July 2007
AASB 2007-1	Amendments to Australian Accounting Standards arising from AASB Interpretation 11 [AASB 2]	Amending standard issued as a consequence of AASB Interpretation 11 AASB 2 – Group and Treasury Share Transactions.	1 March 2007	This is consistent with the Company's existing accounting policies for share-based payments, so the standard is not expected to have any impact on the Company's financial report.	1 July 2007
AASB 2007-2	Amendments to Australian Accounting Standards arising from AASB Interpretation 12 [AASB 1, AASB 117, AASB 118, AASB 120, AASB 121, AASB 127, AASB 131 & AASB 139]	Amending standard issued as a consequence of AASB Interpretation 12 Service Concession Arrangements.	1 January 2008	The Company currently has no service concession arrangements or public-private-partnerships (PPP), so the standard is not expected to have any impact on the Company's financial report.	1 January 2008
AASB 2007-3	Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 8 Operating Segments.	1 January 2009	AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Company's financial statements. However the standard is expected to have an impact on the Company's segment disclosures as segment information included in internal management reports is more detailed than that currently reported under AASB 114 Segment Reporting.	1 July 2009

Reference	Title	Summary	Application date of standard	Impact on Company's financial report	Application date for Company
AASB 2007-4	Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments [AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 & 1038]	Amendments arising as a result of the AASB decision that, in principle, all options that currently exist under IFRSs should be included in the Australian equivalents to IFRSs and additional Australian disclosures should be eliminated, other than those now considered particularly relevant in the Australian reporting environment.	1 July 2007	These amendments are expected to reduce the extent of some disclosures in the Group's financial report.	1 July 2007
AASB 2007-5	Amendments to Australian Accounting Standard – Inventories Held for Distribution by Not-for-Profit Entities [AASB 102]	This Standard makes amendments to AASB 102 Inventories.	1 July 2007	This amendment only relates to Not-for-Profit Entities and as such is not expected to have any impact on the Company's financial report.	1 July 2007
AASB 2007-6	Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12]	Amending standard issued as a consequence of revisions to AASB 123 Borrowing Costs	1 January 2009	The amendments to AASB 123 require that all borrowing costs associated with a qualifying asset be capitalised. The Company has no borrowing costs associated with qualifying assets and as such the amendments are not expected to have any impact on the Company's financial report.	1 July 2009
AASB 2007-7	Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128]	Amending standards for wording errors, discrepancies and inconsistencies.	1 July 2007	The amendments are minor and do not affect the recognition, measurement or disclosure requirements of the standards. Therefore the amendments are not expected to have any impact on the Company's financial report.	1 July 2007
AASB 7	Financial Instruments: Disclosures	New standard replacing disclosure requirements of AASB 130 Disclosures in the Financial Statements of Banks and Similar Financial Institutions and AASB 132 Financial Instruments: Disclosure and Presentation.	1 January 2007	Refer to AASB 2005-10 above.	1 July 2007

Reference	Title	Summary	Application date of standard	Impact on Company's financial report	Application date for Company
AASB 8	Operating Segments	New standard replacing AASB 114 Segment Reporting, which adopts a management approach to segment reporting.	1 January 2009	Refer to AASB 2007-3 above.	1 July 2009
AASB 123 (amended)	Borrowing Costs	The amendments to AASB 123 require that all borrowing costs associated with a qualifying asset must be capitalised.	1 January 2009	Refer to AASB 2007-6 above.	1 July 2009
AASB Interpretation 10	Interim Financial Reporting and Impairment	Addresses an inconsistency between AASB 134 Interim Financial Reporting and the impairment requirements relating to goodwill in AASB 136 Impairment of Assets and equity instruments classified as available for sale in AASB 139 Financial Instruments: Recognition and Measurement.	1 November 2006	The prohibitions on reversing impairment losses in AASB 136 and AASB 139, which are to take precedence over the more general statement in AASB 134, are not expected to have any impact on the Company's financial report.	1 July 2007
AASB Interpretation 11	AASB 2 Group and Treasury Share Transactions	Addresses whether certain types of share-based payment transactions with employees (or other suppliers of good and services) should be accounted for as equity-settled or as cash-settled transactions under AASB 2 Share-based Payment. It also specifies the accounting in a subsidiary's financial statements for share-based payment arrangements involving equity instruments of the parent.	1 March 2007	Refer to AASB 2007-1 above.	1 July 2007
AASB Interpretation 12	Service Concession Arrangements	Clarifies how operators recognise the infrastructure as a financial asset and/or an intangible asset – not as property, plant and equipment.	1 January 2008	Refer to AASB 2007-2 above.	1 July 2008

ACCOUNTING POLICIES

The following is a summary of the material accounting policies adopted by the Company in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised.

Interest – control of the right to receive the interest payment.

(b) Government grants

Government grants are recognised when there is reasonable assurance that the grant will be received and all grant conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is expected to compensate.

(c) Borrowing costs

Borrowing costs are expensed as incurred.

(d) Leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

(e) Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

(f) Other receivables

Receivables are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for a doubtful debt is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

(g) Foreign currency translation

Transactions in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts payable to and by the Company outstanding at reporting date and denominated in foreign currencies have been converted to local currency using rates prevailing at the end of the financial year.

All exchange differences are taken to the income statement.

(h) Income tax

Deferred income tax is provided on all temporary differences at the balance date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting loss nor taxable profit or loss.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised except where the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of transaction, affects neither the accounting loss nor taxable profit or loss.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

(i) Goods and services tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except:

> where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

> receivables and payables are stated with the amount of GST included.

Cash flows arising from operating activities are included in the cash flow statement on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority. The net amount of GST recoverable from or payable to, the taxation authority is included as part of the receivables or payables in the balance sheet.

(j) Plant and Equipment

Plant and equipment are measured at cost and are depreciated over their useful economic lives as follows:

	Life	Method
Plant and equipment	3-5 years	Straight line

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any indication of impairment exists and where the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount.

(k) Intangible assets

Intangible assets are initially measured at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or infinite. Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, which is a change in an accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in the income statement in the expense category consistent with the function of the intangible asset.

(l) Research and Development Costs

Research costs are expensed as incurred.

An intangible asset arising from development expenditure on an internal project is recognised only when the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Following initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefits from the related project.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not available for use, or more frequently when an indication of impairment arises during the reporting period.

(m) Impairment of plant and equipment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amounts being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment exists when the carrying value of an asset exceeds its estimated recoverable amount. The asset is then written down to its recoverable amount.

(n) Payables

Payables are carried at amortised cost and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services.

(o) Employee benefits

(i) Wages, salaries and annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in other provisions in respect of employees' service up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long Service Leave

The liability for long service leave is recognised for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, to the estimated future cash outflows.

(p) Share-based payment transactions

The Company provides benefits to employees (including directors) of the Company in the form of share-based payment transactions, whereby employees are provided with long-term incentives through the Company's Employee Option Plan.

The cost of these transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value was determined by an external valuer using a binomial option pricing model, further details of which are given in note 21. The cost of these transactions are recognised, together with a corresponding increase in equity, over the period in which the options vest.

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting dates reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Company, will ultimately vest. No expense is recognised for awards that do not ultimately vest and an adjustment to the expense is made for awards that will no longer vest. This opinion is formed based on the best available information at balance date.

(q) Contributed equity

Ordinary shares are classified as equity. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction (net of tax) of the share proceeds received.

(r) Earnings per share

Basic earnings per share is calculated as net loss attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net loss attributable to members, adjusted for:

> costs of servicing equity (other than dividends);

> the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

> other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares; divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Note 2. Revenue and other income

	Parent Entity	
	2007 $	2006 $
Revenue		
Interest from external parties	486,832	408,446
Total revenue	486,832	408,446
Other income		
Government grants	-	94,716
Foreign exchange gains/(losses) – realised	(3,408)	(14,591)
Foreign exchange gains/(losses) – unrealised	-	(3,709)
R&D Tax Concession	278,944	-
Total other income	275,536	76,416

Note 3. Loss for the year

	Parent Entity	
	2007 $	2006 $
Depreciation expenses		
Plant and equipment	15,399	18,141
Total depreciation expenses	15,399	18,141
Administrative expenses		
Compliance expenses	274,343	152,164
Office expenses	48,864	34,389
Employee expenses	600,477	650,752
Business development expenses	539,333	340,186
Total administrative expenses	1,463,017	1,177,491
Occupancy expenses		
Rent	89,737	86,697
Other expenses	12,194	11,325
Total occupancy expenses	101,931	98,022
Patent expenses		
Patent fees	188,169	216,136
Total patent expenses	188,169	216,136
Research and development expenses		
ATL laboratory	81,095	664,182
R&D ATL 1102	2,216,293	1,149,325
Administration support	3,118	-
Clinician/Investigator travel	7,544	-
R&D ATL 1101	-	112,905
R&D ATL 1103	617,175	373,347
R&D staff costs	447,473	687,230
Total research and development expenses	3,372,698	2,986,989
Share based payments	11,583	13,018
Research and development expenses – amortisation of intellectual property	445,534	1,437,466
Total expenses	5,598,331	5,947,263

Note 4. Income Tax Expense

	Note	Parent Entity 2007 $	Parent Entity 2006 $
(a) The components of tax expense comprise:			
Current tax		(1,582,056)	(1,329,778)
Deferred tax	14	(246)	(6,858)
Under/(over) provision in respect of prior years		16,042	(13,035)
		(1,566,260)	(1,349,671)
(b) The prima facie tax on loss from ordinary activities before income tax is reconciled to the income tax as follows:			
Prima facie tax payable on loss from ordinary activities before income tax at 30% (2006: 30%)		(1,450,789)	(1,638,720)
Add: Tax effect of:			
Entertainment		625	425
Amortisation of intellectual property		133,660	431,240
Legal expenses		471	-
Share based payments		3,475	-
		(1,312,558)	(1,207,055)
Less: Tax effect of:			
Research and development tax concession		(236,221)	(36,192)
Section 40-880 deductions		(33,523)	(93,389)
		(269,744)	(129,581)
Benefit of tax losses not brought to account		1,582,302	1,336,636
Income tax attributable to entity		-	-
The applicable weighted average effective tax rates are as follows:		0%	0%

Note 5. Key management personnel compensation

(a) Directors

The following persons were directors of Antisense Therapeutics Limited during the financial year :

Name	Position
Mr Robert W Moses	Independent Non-Executive Chairman
Mr Mark Diamond	Managing Director
Dr Chris Belyea	Independent Non-Executive Director
Dr Frank Bennett (appointed 31/07/06)	Non-Executive Director
Prof. Graham Mitchell	Independent Non-Executive Director
Prof. George Werther	Non-Executive Director
Dr Stanley Crooke (retired 31/07/06)	Non-Executive Director

(b) Other key management personnel

The following persons had authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly during the financial year:

Name	Position
Dr Christopher Wraight	Research Director
Dr George Tachas	Director, Drug Discovery & Patents
Mr Phillip Hains (appointed 9/11/06)	Chief Financial Officer & Company Secretary
Ms Kathryn Andrews (resigned 9/11/06)	Chief Financial Officer & Company Secretary

(c) Key management personnel compensation policy

Remuneration policy

The remuneration policy ensures that directors and senior management are appropriately remunerated having regard to their relevant experience, performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate. The remuneration policy has been established to enable the Company to attract, motivate and retain suitably qualified directors and senior management who will create value for shareholders.

Remuneration committee

The Remuneration Committee of the board of directors of Antisense Therapeutics Limited is responsible for overseeing the remuneration policy of the Company and for recommending or making such changes to the policy as it deems appropriate.

Non-Executive director remuneration

Objective

The remuneration policy ensures that non-executive directors are appropriately remunerated having regard to their relevant experience, performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate.

Structure

The Company's constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. An amount (not exceeding the amount approved at the general meeting) is determined by the board and then divided between the non-executive directors as agreed. The latest determination was at the general meeting held on 13 November 2001 when shareholders approved the aggregate maximum sum to be paid or provided as remuneration to the directors as a whole (other than the managing director or an executive director) for their services as $300,000 per annum. Currently, non-executive directors are remunerated to an aggregate of $135,000 per annum, excluding superannuation where applicable.

The manner in which the aggregate remuneration is apportioned amongst non-executive directors is reviewed periodically.

The board is responsible for reviewing its own performance. Board performance is monitored on an informal basis throughout the year and a formal evaluation is performed annually following the end of the fiscal year.

No retirement benefits are payable other than statutory superannuation, if applicable.

Executive director and executive officer remuneration

Objective

The remuneration policy ensures that executive directors are appropriately remunerated having regard to their relevant experience, performance, the performance of the Company, industry norms/standards and the general pay environment as appropriate.

Structure

The non-executive directors are responsible for evaluating the performance of the managing director, who in turn evaluates the performance of all other senior executives. The evaluation process is intended to assess the Company's business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

The performance of the managing director and senior executives are monitored on an informal basis throughout the year and a formal evaluation is performed annually.
An evaluation was conducted during the year of the managing director's and senior executives' performance.

Fixed Remuneration

Executives' fixed remuneration comprises salary and superannuation and is reviewed annually by the managing director, and in turn, the Remuneration Committee. This review takes into account the executives' experience, performance in achieving agreed objectives and market factors as appropriate.

Variable Remuneration – Short Term Incentive Scheme

All executives are entitled to participate in the Employee Short Term Incentive Scheme which provides for annual cash bonuses for outstanding performance in the achievement of key corporate and individual objectives. The Remuneration Committee approves the issue of cash bonuses following the recommendations of the managing director in his review of the performance of the executives and the Company as a whole against agreed Key Result Areas (KRA's).

Variable Remuneration – Long Term Incentive Scheme

Executives may also be provided with longer-term incentives through the Company's Employee Option Plan, to allow the executives to participate in and benefit from the growth of the Company as a result of their efforts and to assist in motivating and retaining those key employees over the long term. Due to the speculative nature of the industry it is not appropriate to grant the exercise of options subject to the satisfaction of traditional performance conditions. Continued service is the condition attached to the vesting of the options. The board at its discretion determines the total number of options granted to each executive.

(d) Key management personnel compensation

The aggregate compensation made to directors and key management personnel of the Company is set out below:

	Parent Entity	
	2007 $	2006 $
Short-term employee benefits	893,644	925,989
Post-employment benefits	70,439	78,257
Long-term benefits	-	-
Termination benefits	-	-
Share-based payments	12,486	10,312
	976,569	1,014,558

(e) Key management personnel compensation

The compensation of each director and member of the key management personnel of the Company for the current year is set out below:

2007	Short-term employment benefits: Cash, salary & fees $	Cash bonus $	Non-monetary benefits $	Other $	Post Employment Benefits: Super-annuation $	Other $
Mr Robert W Moses	35,000	-	-	-	3,150	-
Mr Mark Diamond	241,756	18,615	-	-	23,433	-
Dr Chris Belyea	25,000	-	-	-	2,250	-
Dr Frank Bennett (appointed 31/07/06)	22,917	-	-	-	-	-
Prof. Graham Mitchell	25,000	-	-	-	2,250	-
Prof. George Werther	25,000	-	-	-	2,250	-
Dr Stanley Crooke (retired 31/07/06)	2,083	-	-	-	-	-
Dr Christopher Wraight	186,729	14,378	-	-	18,100	-
Dr George Tachas	167,419	12,891	-	-	16,228	-
Mr Phillip Hains (appointed 9/11/06)	82,500	-	-	-	-	-
Ms Kathryn Andrews (resigned 9/11/06)	34,356	-	-	-	2,778	-
	847,760	45,884	-	-	70,439	-

2007 (cont.)	Other long term employee benefits $	Share-based payments: Shares $	Equity-settled Options $	Cash-settled $	Other $	Total $
Mr Robert W Moses	-	-	-	-	-	38,150
Mr Mark Diamond	-	-	8,324	-	-	292,128
Dr Chris Belyea	-	-	-	-	-	27,250
Dr Frank Bennett (appointed 31/07/06)	-	-	-	-	-	22,917
Prof. Graham Mitchell	-	-	-	-	-	27,250
Prof. George Werther	-	-	-	-	-	27,250
Dr Stanley Crooke (retired 31/07/06)	-	-	-	-	-	2,083
Dr Christopher Wraight	-	-	2,081	-	-	221,288
Dr George Tachas	-	-	2,081	-	-	198,619
Mr Phillip Hains (appointed 9/11/06)	-	-	-	-	-	82,500
Ms Kathryn Andrews (resigned 9/11/06)	-	-	-	-	-	37,134
	-	-	12,486	-	-	976,569

The compensation of each director and member of the key management personnel of the Company for the prior year is set out below:

2006	Short-term employment benefits Cash, salary & fees $	Cash bonus $	Non-monetary benefits $	Post Employment Benefits Other $	Super-annuation $	Other $
Mr Robert W Moses	35,000	-	-	-	3,150	-
Mr Mark Diamond	232,682	9,089	-	-	21,759	-
Dr Chris Belyea	25,000	-	-	-	2,250	-
Prof. Graham Mitchell	25,000	-	-	-	2,250	-
Prof. George Werther	25,000	-	-	-	2,250	-
Dr Stanley Crooke (retired 31/07/06)	25,000	-	-	-	-	-
Dr Christopher Wraight	179,720	12,286	-	-	17,281	-
Dr George Tachas	161,135	6,294	-	-	15,069	-
Ms Kathryn Andrews (resigned 9/11/06)	84,490	2,816	-	-	7,858	-
Ms Natalie Korchev (resigned 20/6/06)	22,917	-	-	-	2,062	-
Mr Jega Iswaran (resigned 11/10/05)	79,560	-	-	-	4,328	-
	895,504	30,485	-	-	78,257	-

2006 (cont.)	Other long term employee benefits $	Share-based payments Shares $	Equity-settled Options $	Cash-settled $	Other $	Total $
Mr Robert W Moses	-	-	-	-	-	38,150
Mr Mark Diamond	-	-	5,156	-	-	268,686
Dr Chris Belyea	-	-	-	-	-	27,250
Prof. Graham Mitchell	-	-	-	-	-	27,250
Prof. George Werther	-	-	-	-	-	27,250
Dr Stanley Crooke (retired 31/07/06)	-	-	-	-	-	25,000
Dr Christopher Wraight	-	-	1,289	-	-	210,576
Dr George Tachas	-	-	1,289	-	-	183,787
Ms Kathryn Andrews (resigned 9/11/06)	-	-	773	-	-	95,937
Ms Natalie Korchev (resigned 20/6/06)	-	-	516	-	-	25,495
Mr Jega Iswaran (resigned 11/10/05)	-	-	1,289	-	-	85,177
	-	-	10,312	-	-	1,014,558

(f) Share-based payments to directors and key management personnel

During the 2006 financial year options were granted as equity compensation under the long-term incentive scheme to certain directors and key management personnel as disclosed above. No share options were granted to the non-executive directors under this scheme. Each option entitles the holder to purchase one ordinary share of the Company on exercise of the option. The options expire on 27 June 2013 and have an exercise price per option of 7.2 cents.

The option holders may not exercise more than the following proportions of options on the following dates:

Prior to 27 June 2006	0%
Between 28 June 2006 and 27 June 2007	20%
Between 28 June 2007 and 27 June 2008	40%
Between 28 June 2008 and 27 June 2009	60%
Between 28 June 2009 and 27 June 2010	80%
Between 28 June 2010 and 27 June 2013	100%

The terms and conditions of the grant:

Grant Date	5 July 2006
Exercise price per option	$0.072
Expiry Date	27 June 2013
First Exercise Date	27 June 2006
Last Exercise Date	27 June 2013

2006	Granted No.	2006 Vested No.	2007 Vested No.	Fair value of options at grant date
Mr Mark Diamond	2,000,000	400,000	800,000	35,600
Dr Christopher Wraight	500,000	100,000	200,000	8,900
Dr George Tachas	500,000	100,000	200,000	8,900
Ms Kathryn Andrews (resigned 9/11/06) *	300,000	60,000	120,000	5,340
Ms Natalie Korchev (resigned 20/6/06) *	200,000	40,000	80,000	3,560
Mr Jega Iswaran (resigned 11/10/05) *	500,000	100,000	200,000	8,900

** options issued to employees who have subsequently resigned have been forfeited, see note 17.*

(g) Options and rights

The number of options over ordinary shares in the Company held during the financial year by each director of Antisense Therapeutics Limited and other key management personnel of the Company, including their personally related parties, are set out below:

2007	Balance at start of the year (a) No.	Granted as Compensation (b) No.	Options Exercised No.	Net Change Other (c) No.	Balance at end of the year (a) No.	Vested and exercisable No.	Unvested No.
Directors							
Mr Robert W Moses	125,000	-	-	(125,000)	-	-	-
Mr Mark Diamond	2,075,000	-	-	(75,000)	2,000,000	800,000	1,200,000
Dr Chris Belyea (d)	337,000	-	-	(337,000)	-	-	-
Dr Frank Bennett (appointed 31/07/06)	-	-	-	-	-	-	-
Prof. Graham Mitchell	-	-	-	-	-	-	-
Prof. George Werther	12,500	-	-	(12,500)	-	-	-
Dr Stanley Crooke (retired 31/07/06) (e)	20,000,000	-	-	(20,000,000)	-	-	-
Other key management personnel							
Dr Christopher Wraight	500,000	-	-	-	500,000	200,000	300,000
Dr George Tachas (f)	625,000	-	-	(125,000)	500,000	200,000	300,000
Mr Phillip Hains (appointed 9/11/06)	-	-	-	-	-	-	-
Ms Kathryn Andrews (resigned 9/11/06)	300,000	-	-	(300,000)	-	-	-
	23,974,500	-	-	(20,974,500)	3,000,000	1,200,000	1,800,000

2006	Balance at start of the year (a) No.	Granted as Compensation (b) No.	Options Exercised No.	Net Change Other (c) No.	Balance at end of the year (a) No.	Vested and exercisable No.	Unvested No.
Directors							
Mr Robert W Moses	375,000	-	-	(250,000)	125,000	125,000	-
Mr Mark Diamond	3,075,000	2,000,000	-	(3,000,000)	2,075,000	475,000	1,600,000
Dr Chris Belyea (d)	2,337,000	-	-	(2,000,000)	337,000	337,000	-
Prof. Graham Mitchell	250,000	-	-	(250,000)	-	-	-
Prof. George Werther	2,012,500	-	-	(2,000,000)	12,500	12,500	-
Dr Stanley Crooke (retired 31/07/06) (e)	22,000,000	-	-	(2,000,000)	20,000,000	20,000,000	-
Other key management personnel							-
Dr Christopher Wraight	2,000,000	500,000	-	(2,000,000)	500,000	100,000	400,000
Dr George Tachas (f)	1,625,000	500,000	-	(1,500,000)	625,000	225,000	400,000
Ms Kathryn Andrews (resigned 9/11/06)	-	300,000	-	-	300,000	60,000	240,000
Ms Natalie Korchev (resigned 20/6/06)	200,000	200,000	-	(200,000)	200,000	40,000	160,000
Mr Jega Iswaran (resigned 11/10/05)	625,000	500,000	-	(500,000)	625,000	225,000	400,000
	34,499,500	4,000,000	-	(13,700,000)	24,799,500	21,599,500	3,200,000

a) For those that were not a director or key management personnel for the entire period, the opening balance is the balance when they were appointed to the position. If they resigned during the period then the balance at the end of the year is the balance when they resigned.

b) Further detail on the options granted to directors and key management personnel during the period can be found in note 21.

c) This includes those options that have been forfeited by holders as well as options issued other than for compensation during the year under review, or that have expired.

d) 277,000 options held by an entity in which the director has a beneficial interest.

e) Options held by an entity in which the director has a beneficial interest.

f) 62,500 options held by an entity in which the key management personnel has a beneficial interest.

h) Shareholdings

The number of shares in the Company held during the financial year by each director and other key management personnel of the Company, including their personally related parties, are set out below. There were no shares granted during the period as compensation.

2007	Balance at start of the year (a) No.	Granted as Compensation No.	Options Exercised No.	Net Change Other (b) No.	Balance at end of the year (a) No.
Directors					
Mr Robert W Moses	288,462	-	-	600,000	888,462
Mr Mark Diamond	199,743	-	-	-	199,743
Dr Chris Belyea (c)	500,000	-	-	-	500,000
Dr Frank Bennett (appointed 31/07/06)	-	-	-	-	-
Prof. Graham Mitchell	-	-	-	-	-
Prof. George Werther	1,712,500	-	-	-	1,712,500
Dr Stanley Crooke (retired 31/07/06) (c)	40,333,333	-	-	-	40,333,333
Other key management personnel					
Dr Christopher Wraight	1,687,500	-	-	-	1,687,500
Dr George Tachas (d)	250,000	-	-	-	250,000
Mr Phillip Hains (appointed 9/11/06)	-	-	-	41,500	41,500
Ms Kathryn Andrews (resigned 9/11/06)	-	-	-	-	-
	44,971,538	-	-	641,500	45,613,038

2006	Balance at start of the year (a) No.	Granted as Compensation No.	Options Exercised No.	Net Change Other (b) No.	Balance at end of the year (a) No.
Directors					
Mr Robert W Moses	288,462	-	-	-	288,462
Mr Mark Diamond	199,743	-	-	-	199,743
Dr Chris Belyea (c)	500,000	-	-	-	500,000
Prof. Graham Mitchell	-	-	-	-	-
Prof. George Werther	1,712,500	-	-	-	1,712,500
Dr Stanley Crooke (retired 31/07/06) (c)	40,333,333	-	-	-	40,333,333

Other key management personnel					
Dr Christopher Wraight	1,687,500	-	-	-	1,687,500
Dr George Tachas (d)	250,000	-	-	-	250,000
Ms Kathryn Andrews (resigned 9/11/06)	-	-	-	-	-
Ms Natalie Korchev (resigned 20/6/06)	-	-	-	-	-
Mr Jega Iswaran (resigned 11/10/05)	250,000	-	-	-	250,000
	45,221,538	-	-	-	45,221,538

a) *For those that were not a director or key management personnel for the entire period, the opening balance is the balance when they were appointed to the position. If they resigned during the period then the balance at the end of the year is the balance when they resigned.*

b) *This includes shares that have been aquired on market.*

c) *All shares held by an entity in which the director has a beneficial interest.*

d) *125,000 shares held by an entity in which the key management personnel has a beneficial interest.*

(i) Loans to directors and key management personnel

There were no loans made to directors or other key management personnel of the Company, including their personally related parties.

(j) Other transactions with key management personnel

There were no further transactions with directors or key management personnel not disclosed above or in note 23.

(k) Contracts for services of key management personnel

Other key management personnel	Period of notice to Terminate
Dr Christopher Wraight	Employee – 1 months notice Employer – 2 months notice
Dr George Tachas	2 months notice
Mr Phillip Hains	3 months notice

Note 6. Auditors' remuneration

	Parent Entity	
	2007 $	2006 $
Remuneration of the auditor of the parent entity for:		
auditing or reviewing the financial report	34,320	32,960
taxation services	4,792	2,000
assurance related	3,996	3,399
	43,108	38,359

Note 7. Loss per share

		2007 cents	2006 cents
(a)	Basic Loss per share	(0.95)	(1.53)
(b)	Diluted loss per share	(0.95)	(1.53)

(c)	Reconciliation of earnings to loss	$	$
	Loss used to calculate basic loss per share	(4,835,963)	(5,462,401)
	Loss used in the calculation of dilutive loss per share	(4,835,963)	(5,462,401)

	No.	No.	
(d)	Weighted average number of ordinary shares outstanding during the year used in calculating basic loss per share	507,593,799	356,060,354
	Weighted average number of ordinary shares outstanding during the year used in calculating diluted loss per share	507,593,799	356,060,354

(e) Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share. There have been no other conversions to, call of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

Note 8. Cash and cash equivalents

	Parent Entity	
	2007 $	2006 $
Cash at bank	1,096,588	1,239,330
Term deposits	6,500,000	7,000,000
	7,596,588	8,239,330

The interest rates on cash at bank and terms deposits was 4.50%, 6.10% and 6.31% (2006: 4.35% and 5.72%); these deposits have an average maturity of 60 days.

Reconciliation of cash and cash equivalents

Cash at the end of the financial year as shown in the cash flow statement is reconciled to items in the balance sheet as follows:

Cash and cash equivalents	7,596,588	8,239,330

Note 9. Trade and other receivables

	Parent Entity	
	2007 $	2006 $
Interest receivable	61,367	35,244
Input tax credits	19,732	35,033
Research and development tax concession	278,944	-
Other receivables	8,914	21,316
	368,957	91,593

Note 10. Plant and equipment

	Parent Entity	
	2007 $	2006 $
Plant and equipment:		
At cost	121,532	109,797
Accumulated depreciation and/or impairment	(103,715)	(88,316)
Net carrying amount	17,817	21,481
Balance at the beginning of year	21,481	38,350
Additions	11,735	1,272
Depreciation expense	(15,399)	(18,141)
Carrying amount at the end of the year	17,817	21,481

Note 11. Intangible assets

	Parent Entity	
	2007 $	2006 $
Rights:		
Cost	6,387,500	6,387,500
Accumulated impairment losses/amortisation	(6,387,500)	(5,941,966)
Net carrying value	-	445,534
Balance at the beginning of year	445,534	1,883,000
Amortisation charge	(445,534)	(1,277,500)
Impairment losses	-	(159,966)
Carrying amount at the end of the year	-	445,534

Intangible assets have finite useful lives. The current amortisation charges in respect of intangible assets are included under research and development expense – amortisation of intellectual property in the income statement.

a) The intangible assets relate to certain rights granted to Antisense Therapeutics Limited by Isis Pharmaceuticals Inc. ('Isis') upon listing of the Company. The main features of the agreement are as follows:

> Isis has granted Antisense Therapeutics Limited rights to use Isis technology (i.e. Isis' patented technology) to commercialise antisense drugs to a number of protein targets (i.e. a research licence for each protein target). A certain number of these research licences to protein targets are also extendible to commercialisation licences.

> The agreements with Isis provide access to and assistance in expanding Antisense Therapeutics Limited's drug pipeline and also provide access to and assistance in the Company's development projects including an exclusive license to a multiple sclerosis drug in Isis' preclinical pipeline; access to Isis manufacturing for provision of bulk quantities of antisense compounds for clinical trials; and access to Isis' preclinical development services for a sufficient period to allow smooth technology transfer.

(b) The intangible assets were amortised on a straight-line basis over the term of the rights granted, five years. At 30 June 2007, the intangible assets had been fully amortised.

Note 12. Other assets

	Parent Entity	
	2007 $	2006 $
Prepayments	66,407	318,327

Note 13. Trade and other payables

	Parent Entity	
	2007 $	2006 $
Trade payables	25,594	24,493
Accrued expenses	1,887,038	190,818
Other payables	1,185	1,142
	1,913,817	216,453

Note 14. Tax

	Note	Parent Entity 2007 $	2006 $
(a) Liabilities			
Current			
Income Tax		-	-
Total		-	-
Non-current			
Deferred tax liability comprises:			
trade and other receivables		(7,837)	-
provisions		-	(564)
accrued expenses		(1,844)	-
Total		(9,681)	(564)
(b) Assets			
Deferred tax assets comprise:			
plant and equipment		6,327	-
trade and other receivables		-	7,103
provisions		3,600	-
accrued expenses		-	319
Total		9,927	7,422
(c) Reconciliations			
(i) Gross Movements The overall movement in the deferred tax account is as follows:			
Opening balance		6,858	(47,550)
Under/(Over) provision in respect of prior years		4,570	-
(Charge) / credit to income statement		(11,182)	54,408
Closing balance	4	246	6,858

	Parent Entity	
	2007 $	2006 $
(ii) Deferred Tax Liability		
The movement in deferred tax liability for each temporary difference during the year is as follows:		
Trade and other receivables:		
Opening Balance	7,103	-
Under/(Over) provision in respect of prior years	2,170	-
(Charge) / credit to income statement	(17,110)	-
Closing Balance	(7,837)	-
Accrued expenses:		
Opening Balance	319	-
Under/(Over) provision in respect of prior years	2,400	-
(Charge) / credit to income statement	(4,563)	-
Closing Balance	(1,844)	-
Provisions:		
Opening Balance	-	(32,537)
Under/(Over) provision in respect of prior years	-	-
(Charge) / credit to income statement	-	31,973
Closing Balance	-	(564)
(iii) Deferred Tax Assets		
The movement in deferred tax assets for each temporary difference during the year is as follows:		
Plant and equipment:		
Opening Balance	-	-
Under/(Over) provision in respect of prior years	-	-
(Charge) / credit to income statement	6,327	-
Closing Balance	6,327	-
Trade and other receivables:		
Opening Balance	-	(9,461)
Under/(Over) provision in respect of prior years	-	-
(Charge) / credit to income statement	-	16,564
Closing Balance	-	7,103

Accrued expenses		
Opening Balance	-	(5,552)
Under/(Over) provision in respect of prior years	-	-
(Charge) / credit to income statement	-	5,871
Closing Balance	-	319
Provisions		
Opening Balance	(564)	-
Under/(Over) provision in respect of prior years	-	-
(Charge) / credit to income statement	4,164	-
Closing Balance	3,600	-
(d) Deferred tax assets not brought to account:		
Temporary differences	246	6,858
Operating losses	8,890,490	7,314,857
	8,890,736	7,321,715

The benefits of the tax losses and timing differences will only be realised if:

(a) the Company derives future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

(b) the Company continues to comply with the conditions of deductibility imposed by law; and

(c) there are no changes in taxation legislation adversely affecting the Company in realising the benefit from the deductions for the losses.

At 30 June 2007 no deferred tax assets have been recognised, refer to note 1(h).

Note 15. Provisions

	Parent Entity	
Current	2007 $	2006 $
Employee Entitlements:		
Opening balance at beginning of the year	106,577	108,457
Additional provisions raised during the year	82,734	130,646
Amounts used	(99,256)	(122,977)
Unused amounts reversed	-	(4,059)
Discount rate adjustment	-	(5,490)
Transfer to non-current provisions	(30,907)	-
Balance at end of the year	59,148	106,577
Non Current		
Employee Entitlements:		
Opening balance at beginning of year	-	-
Additional provisions raised during year	31,606	-
Amounts used	-	-
Unused amounts reversed	(3,085)	-
Transfer from current provisions	30,907	-
Balance at end of the year	59,428	-
Analysis of Total Provisions		
Current	59,148	106,577
Non-current	59,428	-
	118,576	106,577

Note 16. Contributed equity

	Parent Entity	
	2007 $	2006 $
533,352,999 (2006: 464,352,499) ordinary shares	39,263,360	37,214,839

(a) Ordinary Shares	Note	2007		2006	
		No.	$	No.	$
At the beginning of the reporting period		464,352,499	37,214,839	355,261,090	33,836,565
Shares issued during year	16a(i)	69,000,000	2,070,000	109,090,909	3,600,000
Exercise of options	16a(ii)	500	100	500	100
Transaction costs relating to share issues		-	(21,579)	-	(221,826)
At reporting date		533,352,999	39,263,360	464,352,499	37,214,839

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholder meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(i) 2007	Details	Number	Issue Price $
13 November 2006	Issue to professional investors	60,000,000	1,800,000
15 November 2006	Issue to professional investors	9,000,000	270,000
		69,000,000	2,070,000
2006			
10 April 2006	Issue to professional investors and institutions	109,090,909	3,600,000

(ii) 2007	Details	Number	Issue Price $
1 February 2007	Exercise of options	500	100
2006			
3 November 2005	Exercise of options	500	100

Note 17. Reserves

(a) Nature and purpose of the reserve

The option reserve recognises the proceeds from the issue of options over ordinary shares. Upon exercise of these options, amounts recorded in the option reserve are transferred to contributed equity.

	Parent Entity	
(b) Options	2007 $	2006 $
3,650,000 (2006: 116,509,525) options over fully paid ordinary shares	750,486	738,903

		2007		2006	
	Note	No.	$	No.	$
At the beginning of the reporting period		116,509,525	738,903	125,160,025	725,885
Options issued during year	17b(i)	-	-	5,050,000	13,018
Shares issued during the year	17b(ii)	(500)	-	(500)	-
Expired options	17b(iii)	(111,459,025)	-	(13,700,000)	-
Forfeited options	17b(iv)	(1,400,000)	(1,484)	-	-
Expense of options		-	13,067	-	-
At reporting date		3,650,000	750,486	116,509,525	738,903

(i) 2006	Details	Number	Exercise Price $	Expiry Date	Value Expensed $
5 July 2005	Issue to employees	5,050,000	0.072	27 June 2013	13,018

(ii) 2007	Details	Number	Exercise Price $	Expiry Date
1 February 2007	Exercise of options	500	0.200	1 February 2007
2006				
3 November 2005	Exercise of options	500	0.200	1 February 2007

(iii) 2007	Details	Number	Exercise Price $
30 November 2006	Expired options	20,000,000	0.200
1 February 2007	Expired options	91,459,025	0.200
		111,459,025	

2006	Details	Number	Exercise Price $
31 July 2005	Expired options	2,200,000	0.200
31 July 2005	Expired options	11,500,000	0.200
		13,700,000	

(iv) 2007	Details	Number	Exercise Price $	Expiry Date	Value Expensed $
5 February 2007	Forfeited options	1,400,000	0.072	27 Jun 2013	(1,484)

(c) Options outstanding at 30 June 2007

	No. of Options				
Date of Issue	5 Jul 2005	26 Feb 2002	19 Dec 2001	15 Nov 2001	Total
On issue at beginning of year	5,050,000	58,959,525	32,500,000	20,000,000	116,509,525
Exercised during the year	-	(500)	-		(500)
Expired during the year		(58,959,025)	(32,500,000)	(20,000,000)	(111,459,025)
Forfeited during the year	(1,400,000)	-	-	-	(1,400,000)
Outstanding at balance date	3,650,000	-	-	-	3,650,000
Expired subsequent to balance date	-	-	-	-	
Outstanding at date of Directors' Report	3,650,000	-	-	-	3,650,000
Number of recipients	6	N/A	N/A	N/A	
Exercise price $	0.072	0.20	0.20	0.20	
Exercise period from	28 Jun 2006	26 Feb 2002	19 Dec 2001	15 Nov 2001	
To (expiration day)	27 Jun 2013	1 Feb 2007	1 Feb 2007	30 Nov 2006	

The following proportion of options vest from the dates shown:

100%		26 Feb 2002	19 Dec 2001	15 Nov 2001
20%	27 Jun 2006			
20%	27 Jun 2007			
20%	27 Jun 2008			
20%	27 Jun 2009			
20%	27 Jun 2010			

Note 18. Commitments and contingencies

	Parent Entity	
	2007 $	2006 $
(a) Expenditure commitments relating to research and development are payable as follows:		
not later than 12 months	3,597,934	2,831,448
between 12 months and 5 years	-	-
greater than 5 years	-	-
	3,597,934	2,831,448
(b) Lease expenditure commitments:		
not later than 12 months	22,599	138,954
between 12 months and 5 years	-	-
greater than 5 years	-	-
	22,599	138,954

The lease expenditure commitments relate to the leasing of office premises. The lease is for a term of one year with a renewal option for a further one year in July each year.

Note 19. Segment reporting

The Company operates predominately in one industry and one geographical segment, being the health care industry and Australia respectively.

Note 20. Cash flow information

	Parent Entity	
	2007 $	2006 $
(a) Reconciliation of cash flow from operations with loss after income tax		
Loss for the period	(4,835,963)	(5,462,401)
Add back depreciation expense	15,399	18,141
Add back amortisation of intellectual property	445,534	1,437,466
Add back unrealised foreign currency exchange (gain)/loss	-	3,709
Add back share based payments	11,583	13,018
Increases/(Decreases) in employee provisions	11,999	(1,880)
(Increases)/Decreases in accounts receivables	(277,364)	(7,718)
(Increases)/Decreases in other current assets	251,920	77,384
Increases/(Decreases) in accounts payables	1,697,364	(36,218)
Net cash flows used in operating activities	(2,679,528)	(3,958,499)
(b) Non-cash financing and investing activities		

See note 17 for details regarding issues of options to employees.

Note 21. Share-based payments

Executives may also be provided with longer-term incentives through the Company's Employee Option Plan, to allow the executives to participate in and benefit from the growth of the Company as a result of their efforts and to assist in motivating and retaining these key employees over the long term. There are currently 6 employees eligible to participate in this scheme. Options issued to employees are not listed options and as such do not have a readily available market value.

The following table illustrates the number and weighted average exercise price of and movement in share options issued during the year:

	2007		2006	
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at the beginning of the year	5,050,000	0.072	5,200,000	0.200
Granted	-	-	5,050,000	0.072
Forfeited	(1,400,000)	0.072	-	-
Exercised	-	-	-	-
Expired	-	-	(5,200,000)	0.200
Outstanding at year-end	3,650,000	0.072	5,050,000	0.072
Exercisable at year-end	1,460,000	0.072	1,010,000	0.072

During the year ended 30 June 2007, 5 employees who received options in the year ended 30 June 2006, ceased their employment with Antisense Therapeutics Limited. As a result, these options were forfeited.

The following summarises information about options held by employees as at 30 June 2007:

Number of Options	Grant Date	Vesting Dates	Expiry Date	Exercise Price
730,000	5 July 2005	28 June 2006	27 June 2013	$0.072
730,000	5 July 2005	28 June 2007	27 June 2013	$0.072
730,000	5 July 2005	28 June 2008	27 June 2013	$0.072
730,000	5 July 2005	28 June 2009	27 June 2013	$0.072
730,000	5 July 2005	28 June 2010	27 June 2013	$0.072

Each option entitles the holder to purchase one ordinary share in Antisense Therapeutics Limited at an exercise price of $0.072. There are no performance conditions attached to the options, and the option holder may not exercise more than the following proportions of options on the following dates:

Prior to 27 June 2006	0%
Between 28 June 2006 and 27 June 2007	20%
Between 28 June 2007 and 27 June 2008	40%
Between 28 June 2008 and 27 June 2009	60%
Between 28 June 2009 and 27 June 2010	80%
Between 28 June 2010 and 27 June 2013	100%

The fair value of the options granted under the Employee Option Plan is estimated as at the grant date using a binomial model taking into account the terms and conditions upon which the options were granted.

The value of the options attributed to remuneration of directors and employees for the current financial year total $11,583 (2006: $13,018) and represent the amount that has been determined by allocating the fair value of options issued over the vesting period.

The following table lists the inputs to the model used to determine the value of the options expensed during the year:

Vesting Date	30 June 2007	30 June 2006
Dividend yield	-	-
Expected volatility	50.00%	50.00%
Risk-free interest rate	5.16%	5.16%
Expected life of option (years)	6.13	5.21
Option exercise price	$0.072	$0.072
Weighted average share price at grant date	$0.043	$0.043
Value per option	$0.0179	$0.0158

The expected life of the option is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

At 30 June 2007 the market share price was $0.037.

Note 22. Events after the balance sheet date

No matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the Company, the results of those operations or the affairs of the Company in subsequent financial years.

Note 23. Related party transactions

	Parent Entity 2007 $	Parent Entity 2006 $
Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.		
Transactions with related parties:		
a) Other Related Parties		
Purchases from Circadian Technologies Ltd		
Circadian Technologies Ltd owns 19.26% of the ordinary shares in Antisense Therapeutics Limited (2006: 22.13%).	2,167	1,411
(b) Key management personnel		
Purchases from Isis Pharmaceuticals, Inc. ("Isis")		
Dr Stanley Crooke, a director of the Company until 31 July 2006 is also a director of Isis.		
Dr Frank Bennett, a director of the Company is also an employee of Isis.		
During the year Isis provided various research and development related services to the Company.		
The Company paid Isis during the year:	411,928	296,244
At 30 June, the Company owed Isis:	295,613	32,151
Purchases from Murdoch Childrens Research Institute ("MCRI")		
Prof. George Werther, a director of the Company is also an executive officer of the MCRI.		
During the year the MCRI provided research related services to the Company.		
The Company paid MCRI during the year:	67,540	158,356
At 30 June, the Company owed MCRI:	-	11,522

Note 24. Financial instruments

(a) Interest rate risk

The Company's exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

2007	Weighted Average Interest Rate	Floating Interest Effective Rate $	Fixed Interest Rate Within Year $	Fixed Interest Rate 1 to 5 years $	Fixed Interest Rate Over 5 years $	Non-Interest Bearing $	Total $
Financial Assets:							
Cash and cash equivalents	6.03%	1,096,188	6,500,000	-	-	400	7,596,588
Trade and other receivables		-	-	-	-	368,957	368,957
Prepayments		-	-	-	-	66,407	66,407
Total Financial Assets		1,096,188	6,500,000	-	-	435,764	8,031,952
Financial Liabilities:							
Trade and other payables		-	-	-	-	1,913,817	1,913,817
Provisions		-	-	-	-	118,576	118,576
Total Financial Liabilities		-	-	-	-	2,032,393	2,032,393

2006	Weighted Average Interest Rate	Floating Interest Effective Rate $	Fixed Interest Rate Within Year $	Fixed Interest Rate 1 to 5 years $	Fixed Interest Rate Over 5 years $	Non-Interest Bearing $	Total $
Financial Assets:							
Cash and cash equivalents	5.55%	1,238,930	7,000,000	-	-	400	8,239,330
Trade and other receivables		-	-	-	-	91,593	91,593
Prepayments		-	-	-	-	318,327	318,327
Total Financial Assets		1,238,930	7,000,000	-	-	410,320	8,649,250
Financial Liabilities:							
Trade and other payables		-	-	-	-	216,453	216,453
Provisions		-	-	-	-	106,577	106,577
Total Financial Liabilities		-	-	-	-	323,030	323,030

(b) Credit risk

Financial assets, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and term deposits over three months. The Company's cash and cash equivalents are placed with high credit quality financial institutions. Accordingly, the directors believe the Company has no significant concentration of credit risk.

(c) Net fair values

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values determined in accordance with the accounting policies disclosed in note 1.

Note 25. Company details

The registered office of the Company is:

Level 1, 10 Wallace Avenue
Toorak, Victoria, 3142

The principal place of business of the Company is:

6 Wallace Avenue
Toorak, Victoria, 3142

DIRECTORS' DECLARATION

The directors of the Company declare that:

1. the financial statements and notes, as set out on pages 31 to 67 are in accordance with the Corporations Act 2001 and:
   a) comply with Accounting Standards and the Corporations Regulations 2001; and
   b) give a true and fair view of the financial position as at 30 June 2007 and of the performance for the year ended on that date of the Company;
2. the Chief Executive Officer and Chief Financial Officer have each declared that:
   a) the financial records of the Company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;
   b) the financial statements and notes for the financial year comply with the Accounting Standards; and
   c) the financial statements and notes for the financial year give a true and fair view.
3. in the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the board of directors.

Mr Robert W Moses
Independent Non-Executive Chairman

Mr Mark Diamond
Managing Director

Dated this 18 day of September 2007

ERNST & YOUNG

INDEPENDENT AUDIT REPORT TO MEMBERS OF ANTISENSE THERAPEUTICS LTD

We have audited the accompanying financial report of Antisense Therapeutics Limited (the company), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 Related Party Disclosures.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report.

Auditor's Opinion

In our opinion:

1. the financial report of Antisense Therapeutics Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of Antisense Therapeutics Limited at 30 June 2007 and of its performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001.

2. the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Ernst & Young

Ernst & Young

J Lonergan

Joanne Lonergan
Partner

Melbourne

Dated this 18th day of September 2007

SHAREHOLDER INFORMATION

As at 12 September 2007

Number of Holders of equity securities

Ordinary Shares

533,352,999 fully paid ordinary shares are held by 2,399 individual shareholders.

All ordinary shares carry one vote per share.

Options

3,650,000 options exercisable at $0.072 on or before 27 June 2013, are held by 6 individual shareholders.

Options do not carry a right to vote. Voting rights will be attached to the unissued shares when the options have been exercised.

Distribution of Holders In Each Class of Equity Securities

	Fully paid ordinary shares
1 - 1,000	46
1,001 - 5,000	198
5,001 - 10,000	434
10,001 - 100,000	1,308
100,001 - and over	413
Total number of shareholders	2,399
Unmarketable parcels	761

Twenty Largest Holders of Quoted Securities

	Fully Paid Ordinary Shares	
Shareholders	Number	%
1 Polychip Pharmaceuticals Pty Ltd	102,739,830	19.26
2 Syngene Ltd	54,413,467	10.20
3 ISIS Pharmaceuticals Inc	40,333,333	7.56
4 Firebird Global Master Fund II Ltd	30,000,000	5.62
5 Firebird Global Master Fund Ltd	30,000,000	5.62
6 Citicorp Nominees Pty Ltd	26,720,877	5.01
7 ANZ Nominees Ltd	13,459,018	2.52
8 Flintberg Pty Ltd	8,010,985	1.50
9 Murdoch Childrens Research Institute	6,925,000	1.30
10 Mr Glen Corby Bull	5,240,000	0.98
11 Mr Nicholas Geza Szabo	4,100,000	0.77
12 Custodial Services Ltd	3,554,317	0.67
13 Mrs Lois Alma Moore, Mr Alistair Alexander Moore, Moore Family Super Fund	2,984,086	0.56
14 Mr Trevor Read	2,400,000	0.45
15 Spotlight Superannuation Pty Ltd	2,071,795	0.39
16 Mr Wayne Martin Peacock and Mrs Linda Hydar Peacock	2,050,000	0.38
17 Mr John Constable	2,000,000	0.37
18 Link Traders (Aust) Pty Ltd	2,000,000	0.37
19 Barrios Pty Ltd	1,911,924	0.36
20 Jagen Nominees Pty Ltd	1,850,000	0.35
	342,764,632	64.24

Unquoted equity securities holdings greater than 20%

Nil

Substantial Shareholders

The names of substantial shareholders who have notified the Company in accordance with Section 671B of the Corporations Act are:

	No. of Shares	%
Polychip Pharmaceuticals Pty Ltd	102,739,830	19.26
Syngene Limited	54,413,467	10.20
Isis Pharmaceuticals Inc.	40,333,333	7.56
Firebird Group	77,386,837	14.51
	274,873,467	51.53

Shareholder Enquiries

Shareholders with enquiries about their shareholdings should contact the share registry:

Computershare Investor Services Pty Ltd.
Yarra Falls
452 Johnston Street
Abbotsford, Victoria, 3067
Telephone: (03) 9415 5000

Change of address, change of name, consolidation of shareholdings

Shareholders should contact the Share Registry to obtain details of the procedure required for any of these changes.

Annual report mailing list

Shareholders who wish to receive a printed copy of the Annual Financial Report should advise the Share Registry or the Company in writing. Alternatively, an electronic copy of the Annual Financial Report is available from www.asx.com.au or www.antisense.com.au. All shareholders will continue to receive all other shareholder information.

Tax file numbers

It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

Chess (Clearing House Electronic Subregister System)

Shareholders wishing to move to uncertified holdings under the Australian Stock Exchange CHESS system should contact their stockbroker.

Uncertified share register

Shareholding statements are issued at the end of each month that there is a transaction that alters the balance of your holding.

COMPANY DIRECTORY

Directors

Mr Robert W Moses	Independent Non-Executive Chairman
Mr Mark Diamond	Managing Director
Dr Chris Belyea	Independent Non-Executive Director
Dr Frank Bennett	Non-Executive Director
Prof. Graham Mitchell	Independent Non-Executive Director
Prof. George Werther	Non-Executive Director

Company Secretary

Mr Phillip Hains

Company

Antisense Therapeutics Limited
ABN 41 095 060 745

Registered Office

Level 1, 10 Wallace Avenue
Toorak, Victoria, 3142
Telephone: + 61 3 9827 8999

Principle Place Of Business

6 Wallace Avenue
Toorak, Victoria, 3142
Telephone: + 61 3 9827 8999
Fax: +61 3 9827 1166

Securities Quoted

Australian Stock Exchange
ASX Code: ANP

American Depository Receipts (ADR)
Level 1 ADR Program, ADRs are traded in the US over-the-counter (OTC) market.
Ratio: 1 ADR = 20 ordinary shares
Symbol: ATHJY
CUSIP: 037183100

Auditors

Ernst and Young
8 Exhibition Street
Melbourne, Victoria, 3000

Bankers

Commonwealth Bank of Australia
Melbourne, Victoria

Solicitors

Minter Ellison
Rialto Towers, Level 23, 525 Collins Street
Melbourne, Victoria, 3000

Share Registry

Computershare Investor Services Pty Ltd
Yarra Falls
452 Johnston Street
Abbotsford, Victoria, 3067
Telephone: (03) 9415 5000

Website

www.antisense.com.au

antisense THERAPEUTICS

31 August 2007

ATL1103 for Growth & Sight Disorders Project Update

- **Data from animal retinopathy model published in scientific journal**
- **Clinical drug manufacture underway, pre-clinical animal toxicology studies on schedule to start before the end of the year**

Antisense Therapeutics Ltd. (ASX:ANP) is pleased to report the publication today of positive data from its ATL1103 research program. The peer-reviewed scientific publication describes how administration of an antisense drug targeting the growth hormone receptor (GHr) significantly suppressed blood vessel overgrowth in a mouse model of retinopathy and has been published in the journal "Molecular Vision". The paper (*Wilkinson-Berka et al., "An antisense oligonucleotide targeting the growth hormone receptor inhibits neovascularization in a mouse model of retinopathy", Molecular Vision 13, 1529-38, 2007*) can be viewed at www.molvis.org.

This study, conducted by Associate Professor Jennifer Wilkinson-Berka from Monash University, adds to our previously published mouse data on the suppression of the insulin like growth factor-I (IGF-I) hormone in blood (*Tachas et al., J. Endocrinology 189, 147-154, 2006*). ANP has previously reported suppression of blood IGF-I levels in monkeys following administration of ATL1103. IGF-I is responsible for the unwanted effects of growth hormone (GH). In diseases of excessive GH action, GH stimulates GHr in the liver, which causes the liver to secrete excess IGF-I.

ATL1103 is a second generation antisense drug designed to block the expression of GHr thereby reducing levels of IGF-I in the blood and is a potential treatment for diseases associated with excessive growth hormone action, including acromegaly (an abnormal growth disorder of organs, face, hands and feet) and diabetic retinopathy. IGF-I suppression is a recognised clinical marker of a drug's activity in the treatment of these diseases.

Research Director at Antisense Therapeutics Ltd, Dr Christopher Wraight commented that "ATL1103 is underpinned by a solid scientific rationale that is evidenced by our published preclinical pharmacology data. A key feature of our drug development strategy is the ability to measure IGF-I suppression in patients treated with ATL1103 which allows us to confirm the clinical activity of ATL1103 at an earlier stage in clinical studies. ATL1103's biological target, GHr, is predominantly found in the liver. Recent clinical successes announced by our technology partner Isis Pharmaceuticals Inc. with other liver-targeting antisense drugs give us further confidence in the therapeutic potential of ATL1103."

Manufacture of ATL1103 for pre-clinical studies and human clinical trials is underway at Isis, with pre-clinical animal toxicology studies anticipated to commence before the end of the year.

Background Information

ATL1103 is a second generation antisense drug designed to block growth hormone receptor (GHr) expression thereby reducing levels of the hormone insulin-like growth factor-I (IGF-I) in the blood and is a potential treatment for diseases associated with excessive growth hormone action. These diseases include acromegaly, an abnormal growth disorder of organs, face, hands and feet, and diabetic retinopathy, a common disease of the eye and a major cause of blindness. Acromegalic patients are known to have significantly higher blood IGF-I levels than healthy individuals. Reduction of these levels to normal is accepted by clinical authorities as the primary marker of an effective drug treatment for the disease. GHr is a clinically validated target in the treatment of acromegaly. In the case of diabetic retinopathy, published clinical studies have shown that treatments producing a reduction in IGF-I levels retarded the progression of the disease in patients. ATL1103 is supported by a strong intellectual property position that protects ATL1103 until at least 2023.

Acromegaly is a serious chronic life shortening disease triggered by excess secretion of growth hormone (GH) by benign pituitary tumours. Oversupply of GH over stimulates liver, fat and kidney cells, through their GH receptors, to produce excess levels of Insulin-Like Growth Factor-I (IGF-I) in the blood manifesting in abnormal growth of the face, hands and feet, and enlargement of body organs including liver, kidney and heart. The primary treatments for acromegaly are to surgically remove the pituitary gland and/or drug therapy to normalize GH and serum IGF-I levels. In North America, Europe and Japan there are approximately 40,000 diagnosed acromegaly patients with about half requiring drug therapy. In 2004, the total acromegaly market was valued at US$780M and forecast to grow with the introduction of newer and more effective medications.

Diabetic retinopathy is one of the leading causes of vision loss. Over 5 million Americans aged 18 and older are affected by diabetic retinopathy. Around 12,000-24,000 patients with diabetic retinopathy lose their eyesight each year in the US alone. This condition is caused by new blood vessel formation in the retina or macula (the central part of the retina). In diabetes, high blood glucose can cause oxygen deprivation in certain tissues, which can stimulate factors that induce additional blood vessels in the retina. These new blood vessels may break and bleed into the eye leading to scarring within the eye. Surgical ablative treatments such as photocoagulation (laser therapy) are available but are not completely effective, may cause partial vision loss, and can only be used a limited number of times. There is presently no pharmaceutical therapeutic approved for the treatment of diabetic retinopathy.

About Antisense Therapeutics Limited Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets.

Contact Information: Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Phillip Hains +61 3 9824 5254

12 September 2007

antisense THERAPEUTICS

ATL1102 Phase IIa Multiple Sclerosis Trial Update

Antisense Therapeutics Limited (ASX:ANP) is pleased to provide the following update on its ATL1102 Phase IIa Multiple Sclerosis (MS) clinical trial.

The Company is currently conducting this 80 patient trial to assess the safety and efficacy of ATL1102 in relapsing-remitting MS patients in Poland, Czech Republic, Bulgaria, Romania, Slovak Republic and Germany.

As previously reported the Company had made an application to conduct the clinical trial in Russia. The Company is pleased to advise that approval for the clinical trial has been granted by the regulatory authorities in Russia.

The Company's ability to receive approval from the regulatory authorities in 7 countries to conduct this study is a reflection of the quality of the ATL1102 clinical trial application.

Screening and enrollment of patients is on-going at all active trial sites. 58 patients have now been enrolled into the study. More than half the enrolled patients have completed the dosing phase of the trial.

The study continues under the supervision of a Data and Safety Monitoring Board - an independent group of neuroscience experts who oversee a strict safety protocol for the conduct of the trial.

While the Company correctly anticipated the timeframe for trial approval in Russia, various administrative processes in Russia have delayed the initiation of the clinical trial at the Russian sites thus impacting on the projected timeline for completion of the trial. The Company now expects that all the remaining patients will be enrolled and the study completed in time for trial results to be reported in 1Q'08, which is slightly later than previous guidance of year end '07.

About ATL1102 for MS

ATL1102 is a second generation antisense inhibitor of CD49d, a subunit of VLA-4 (Very Late Antigen-4), and is currently in Phase IIa clinical trials as a treatment for MS. In inflammation, white blood cells (leukocytes) move out of the bloodstream into the inflamed tissue, for example, the CNS in MS, and the lung airways in asthma. The inhibition of VLA-4 may prevent white blood cells from entering sites of inflammation, thereby halting progression of the disease. VLA-4 is a clinically validated target in the treatment of MS. Antisense inhibition of VLA-4 has demonstrated positive effects in a number of animal models of inflammatory disease including MS, the MS animal data having been published in a peer reviewed scientific journal.

ATL1102 Phase IIa Study Design Summary

The study is a multi-centre, randomized, double-blinded, placebo-controlled clinical trial, in approximately 80 patients with relapsing-remitting MS. Patients receive either ATL1102 or placebo over eight weeks. The goal of the Phase IIa trial is to obtain preliminary evidence of the drug's effectiveness. This is assessed by using MRI (magnetic resonance imaging) indices. MRI's are conducted at monthly intervals over the 8 week dosing period and at monthly intervals for a further 8 weeks following completion of dosing.

About Antisense Therapeutics Limited

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets.

Contact Information: Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Phillip Hains +61 3 9824 5254

12g3-2(b) file number: 82-34841

antisense THERAPEUTICS

Antisense Therapeutics Limited
ABN 41 095 060 745

RECEIVED
2007 OCT 22 P 12:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INVESTOR CENTRE
www.investorcentre.com/au

FOR ALL ENQUIRIES CALL:
(within Australia) 1300 850 505
(outside Australia) +61 3 9415 4000

ALL CORRESPONDENCE TO:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Facsimile +61 3 9473 2500

000001
000
ANPRM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

10 August 2007

IMPORTANT NOTICE

The default option for receiving your annual report has changed from a printed copy to be via our website. You have the choice of receiving notification about accessing your annual report online or continuing to receive a printed annual report.

MAKE YOUR SELECTION ON THE BACK OF THIS FORM

YOUR ANNUAL REPORT

YOUR CHOICE

Dear valued shareholder

LEGISLATION CHANGE - WHAT THIS MEANS FOR YOU

The Australian Government recently introduced legislation allowing the default option for receiving annual reports to be via a company's website which reduces costs and provides benefits to the environment. You will now receive online annual reports unless you request a printed copy. We will advise you in your Notice of Annual General Meeting when the annual report becomes available on our website at **www.antisense.com.au.**

All other shareholder communications will continue to be sent to you by post.

WHAT ARE YOUR OPTIONS?

- Elect to continue receiving, free of charge, a printed copy of the annual report.
- If you take no action, information on accessing your online annual report will be provided in your AGM mail pack.

If you have any questions about this form please contact an investor services representative on 1300 850 505.

Yours sincerely

Phillip Hains
Company Secretary

YOUR ANNUAL REPORT OPTIONS

Elect to continue receiving a printed copy of the annual report

To receive a printed copy of the annual report please mark the annual report box below and send this letter back to us in the enclosed reply paid envelope.

☐ **ANNUAL REPORT**
Our annual report with detailed financial, remuneration and governance information.

PLEASE ACTION THIS FORM BEFORE MONDAY 3 SEPTEMBER 2007

If you take no action, information on accessing your annual report online will be provided in your AGM mail pack.

000001 000 ANPRM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

IND

Computershare

ANP

06AL

END